ICI MUTUAL INSURANCE COMPANY,
                            A RISK RETENTION GROUP

                                1401 H St. NW
                             Washington, DC 20005

                       INVESTMENT COMPANY BLANKET BOND


                        ICI MUTUAL INSURANCE COMPANY,
                            A RISK RETENTION GROUP
                                1401 H St. NW
                             Washington, DC 20005

                                 DECLARATIONS

                                    NOTICE
This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.
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ITEM 1.  Name of Insured (the "Insured")                Bond Number
         FRANKLIN RESOURCES, INC.                          87170109B



         Principal Office: One Franklin Parkway
                           San Mateo, CA 94403-1906

         Mailing Address:  One Franklin Parkway
                           San Mateo, CA 94403-1906

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ITEM 2. Bond  Period:  from 12:01 a.m. on JUNE 30, 2009, to 12:01 a.m.
        on JUNE 30, 2010 or the earlier effective date of the termination of this Bond, standard time at the Principal Office as to each of said dates.
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
ITEM 3. Limit of Liability -
        Subject to Sections 9, 10 and 12 hereof.
                                                                  LIMIT OF    DEDUCTIBLE
                                                                 LIABILITY      AMOUNT
        Insuring Agreement A - FIDELITY                         $90,000,000     $250,000
        Insuring Agreement B - AUDIT EXPENSE                        $50,000      $10,000
        Insuring Agreement C - ON PREMISES                      $90,000.000     $250,000
        Insuring Agreement D - IN TRANSIT                       $90,000.000     $250,000
        Insuring Agreement E - FORGERY OR ALTERATION            $90,000.000     $250,000
        Insuring Agreement F - SECURITIES                       $90,000.000     $250,000
        Insuring Agreement G - COUNTERFEIT CURRENCY             $90,000.000     $250,000
        Insuring Agreement H - UNCOLLECTIBLE ITEMS OF DEPOSIT       $25,000       $5,000
        Insuring Agreement I - PHONE/ELECTRONIC TRANSACTIONS    $90,000,000     $250,000

        If "Not Covered" is inserted opposite any Insuring Agreement above, such Insuring
        Agrement and any reference thereto shall be deemed to be deleted from this Bond.


        OPTIONAL INSURING AGREEMENTS ADDED BY RIDER:

        Insuring Agreement J - COMPUTER SECURITY                $90,000,000     $250,000


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ITEM 4. Offices or Premises  Covered--All  the Insured's  offices or other premises in existence at the time this Bond becomes effective are covered under this Bond, except the offices or other premises excluded by Rider. Offices or other premises acquired or established after the effective date of this Bond are covered subject to the terms of General Agreement A.
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ITEM 5. The liability of ICI Mutual  Insurance  Company,  a Risk Retention
        Group (the "Underwriter") is subject to the terms of the following Riders attached hereto:

        Riders:
        1-2-3-4-5-6-7-8-9-10-11-12-13-14-15-16-17-18-19-20-21-22-23-24

        and of all  Riders  applicable  to this  Bond  issued  during  the Bond
        Period.

==============================================================================

                                              By: /s/ CATHERINE DALTON
                                              Authorized Representative




                       INVESTMENT COMPANY BLANKET BOND

                                    NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group (the "Underwriter"), in consideration of an agreed premium, and in reliance upon the Application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations and other terms of this bond (including all riders hereto) ("Bond"), to the extent of the Limit of Liability and subject to the Deductible Amount, agrees to indemnify the Insured for the loss, as described in the Insuring Agreements, sustained by the Insured at any time but discovered during the Bond Period.

                             INSURING AGREEMENTS

A. FIDELITY

   Loss caused by any Dishonest or Fraudulent Act or Theft committed by an Employee anywhere, alone or in collusion with other persons (whether or not Employees), during the time such Employee has the status of an Employee as defined herein, and even if such loss is not discovered until after he or she ceases to be an Employee, EXCLUDING loss covered under Insuring Agreement B.

B. AUDIT EXPENSE

   Expense incurred by the Insured for that part of audits or examinations required by any governmental regulatory authority or Self Regulatory Organization to be conducted by such authority or Organization or by an independent accountant or other person, by reason of the discovery of loss sustained by the Insured and covered by this Bond.

C. ON PREMISES

   Loss resulting from Property that is (1) located or reasonably believed by the Insured to be located within the Insured's offices or premises, and
   (2) the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A.

D. IN TRANSIT

   Loss resulting from Property that is (1) in transit in the custody of any person authorized by an Insured to act as a messenger, except while in the mail or with a carrier for hire (other than a Security Company), and (2) the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A. Property is "in transit" beginning immediately upon receipt of such Property by the transporting person and ending immediately upon delivery at the specified destination.

E. FORGERY OR ALTERATION

   Loss caused by the Forgery or Alteration of or on (1) any bills of exchange, checks, drafts, or other written orders or directions to pay certain sums in money, acceptances, certificates of deposit, due bills, money orders, or letters of credit; or (2) other written instructions, requests or applications to the Insured, authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of Property, or giving notice of any bank account, which instructions or requests or applications purport to have been signed or endorsed by (a) any customer of the Insured, or (b) any shareholder of or subscriber to shares issued by any Investment Company, or (c) any financial or banking institution or stockbroker; or (3) withdrawal orders or receipts for the withdrawal of Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts as agent. This Insuring
   Agreement E does not cover loss caused by Forgery or Alteration of Securities or loss covered under Insuring Agreement A.

F. SECURITIES

   Loss resulting from the Insured, in good faith, in the ordinary course of business, and in any capacity whatsoever, whether for its own account or for the account of others, having acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability on the faith of any Securities, where such loss results from the fact that such Securities (1) were Counterfeit, or (2) were lost or stolen, or (3) contain a Forgery or Alteration, and notwithstanding whether or not the act of the Insured causing such loss violated the constitution, by-laws, rules or regulations of any Self Regulatory Organization, whether or not the Insured was a member thereof, EXCLUDING loss covered under Insuring Agreement A.

G. COUNTERFEIT CURRENCY

   Loss caused by the Insured in good faith having received or accepted (1) any money orders which prove to be Counterfeit or to contain an Alteration or (2) paper currencies or coin of the United States of America or Canada which prove to be Counterfeit. This Insuring Agreement G does not cover loss covered under Insuring Agreement A.

H. UNCOLLECTIBLE ITEMS OF DEPOSIT

   Loss resulting from the payment of dividends, issuance of Fund shares or redemptions or exchanges permitted from an account with the Fund as a consequence of

     (1) uncollectible Items of Deposit of a Fund's customer, shareholder or subscriber credited by the Insured or its agent to such person's Fund account, or

     (2) any Item of Deposit processed through an automated clearing house which is reversed by a Fund's customer, shareholder or subscriber and is deemed uncollectible by the Insured;

   PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed, (b) exchanges of shares between Funds with exchange privileges shall be covered hereunder only if all such Funds are insured by the Underwriter for uncollectible Items of Deposit, and (c) the Insured Fund shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its Application (as amended from time to time) before paying any dividend or permitting any withdrawal with respect to such Items of Deposit (other than exchanges between Funds). Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was first credited to any Insured Fund.

   This Insuring Agreement H does not cover loss covered under Insuring Agreement A.

I. PHONE/ELECTRONIC TRANSACTIONS

   Loss caused by a Phone/Electronic Transaction, where the request for such Phone/Electronic Transaction:

   (1) is transmitted to the Insured or its agents by voice over the telephone or by Electronic Transmission; and

   (2) is made by an individual purporting to be a Fund shareholder or subscriber or an authorized agent of a Fund shareholder or subscriber; and

   (3) is unauthorized or fraudulent and is made with the manifest intent to deceive;

   PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Phone/Electronic Transaction Security Procedures with respect to all Phone/Electronic Transactions; and

   EXCLUDING loss resulting from:

  (1) the failure to pay for shares attempted to be purchased; or

  (2) any redemption of Investment Company shares which had been improperly credited to a shareholder's account where such shareholder
      (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

  (3) any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be paid or made payable to other than (a) the Shareholder of Record, or (b) any other person or bank account designated to receive redemption proceeds (i) in the initial account application, or (ii) in writing (not to include Electronic Transmission) accompanied by a signature guarantee; or

  (4) any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be sent to other than any address for such account which was designated (a) in the initial account application, or (b) in writing (not to include Electronic Transmission), where such writing is received at least one (1) day prior to such redemption request, or (c) by voice over the telephone or by Electronic Transmission at least fifteen (15) days prior to such redemption; or

  (5) the intentional failure to adhere to one or more Phone/Electronic Transaction Security Procedures; or

  (6) a Phone/Electronic Transaction request transmitted by electronic mail or transmitted by any method not subject to the Phone/Electronic Transaction Security Procedures; or

  (7) the failure or circumvention of any physical or electronic protection device, including any firewall, that imposes restrictions on the flow of electronic traffic in or out of any Computer System.

   This Insuring Agreement I does not cover loss covered under Insuring Agreement A, "Fidelity" or Insuring Agreement J, "Computer Security".


                              GENERAL AGREEMENTS

A. ADDITIONAL OFFICES OR EMPLOYEES--CONSOLIDATION OR MERGER--NOTICE

   1. Except as provided in paragraph 2 below, this Bond shall apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period, without the need to give notice thereof or pay additional premiums to the Underwriter for the Bond Period.

   2. If during the Bond Period an Insured Investment Company shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within sixty (60) days notify the Underwriter thereof, then this Bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Underwriter may make such coverage contingent upon the payment of an additional premium.

B. WARRANTY

   No statement made by or on behalf of the Insured, whether contained in the Application or otherwise, shall be deemed to be an absolute warranty, but only a warranty that such statement is true to the best of the knowledge of the person responsible for such statement.

C. COURT COSTS AND ATTORNEYS' FEES

   The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense of any legal proceeding brought against the Insured seeking recovery for any loss which, if established against the Insured, would constitute a loss covered under the terms of this Bond; provided, however, that with respect to Insuring Agreement A this indemnity shall apply only in the event that

   1. an Employee admits to having committed or is adjudicated to have committed a Dishonest or Fraudulent Act or Theft which caused the loss; or

   2. in the absence of such an admission or adjudication, an arbitrator or arbitrators acceptable to the Insured and the Underwriter concludes, after a review of an agreed statement of facts, that an Employee has committed a Dishonest or Fraudulent Act or Theft which caused the loss.

   The Insured shall promptly give notice to the Underwriter of any such legal proceeding and upon request shall furnish the Underwriter with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such legal proceeding in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such legal proceeding.

   If the amount of the Insured's liability or alleged liability in any such legal proceeding is greater than the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C), or if a Deductible Amount is applicable, or both, the indemnity liability of the Underwriter under this General Agreement C is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C) bears to the sum of such amount plus the amount which the Insured is not entitled to recover. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement.

D. INTERPRETATION

   This Bond shall be interpreted with due regard to the purpose of fidelity bonding under Rule 17g-1 of the Investment Company Act of 1940 (i.e., to protect innocent third parties from harm) and to the structure of the investment management industry (in which a loss of Property resulting from a cause described in any Insuring Agreement ordinarily gives rise to a potential legal liability on the part of the Insured), such that the term "loss" as used herein shall include an Insured's legal liability for direct compensatory damages resulting directly from a misappropriation, or measurable diminution in value, of Property.


            THIS BOND, INCLUDING THE FOREGOING INSURING AGREEMENTS
             AND GENERAL AGREEMENTS, IS SUBJECT TO THE FOLLOWING
                   PROVISIONS, CONDITIONS AND LIMITATIONS:

SECTION 1.  DEFINITIONS

The following  terms used in this Bond shall have the meanings  stated in this
   Section:

A. "ALTERATION" means the marking, changing or altering in a material way of the terms, meaning or legal effect of a document with the intent to deceive.

B. "APPLICATION" means the Insured's application (and any attachments and materials submitted in connection therewith) furnished to the Underwriter for this Bond.

C. "COMPUTER SYSTEM" means (1) computers with related peripheral components, including storage components, (2) systems and applications software, (3) terminal devices, (4) related communications networks or customer communication systems, and (5) related electronic funds transfer systems; by which data or monies are electronically collected, transmitted, processed, stored or retrieved.

D. "COUNTERFEIT" means, with respect to any item, one which is false but is intended to deceive and to be taken for the original authentic item.

E. "DEDUCTIBLE AMOUNT" means, with respect to any Insuring Agreement, the amount set forth under the heading "Deductible Amount" in Item 3 of the Declarations or in any Rider for such Insuring Agreement, applicable to each Single Loss covered by such Insuring Agreement.

F. "DEPOSITORY" means any "securities depository" (other than any foreign securities depository) in which an Investment Company may deposit its Securities in accordance with Rule 17f-4 under the Investment Company Act of 1940.

G. "DISHONEST OR FRAUDULENT ACT" means any dishonest or fraudulent act, including "larceny and embezzlement" as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss and (2) to obtain financial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act.

H. "ELECTRONIC TRANSMISSION" means any transmission effected by electronic means, including but not limited to a transmission effected by telephone tones, Telefacsimile, wireless device, or over the Internet.

I. "EMPLOYEE" means:

     (1) each officer, director, trustee, partner or employee of the Insured, and

     (2) each officer, director, trustee, partner or employee of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

     (3) each attorney performing legal services for the Insured and each employee of such attorney or of the law firm of such attorney while performing services for the Insured, and

     (4) each student who is an authorized intern of the Insured, while in any of the Insured's offices, and

     (5)  each officer, director, trustee, partner or employee of

          (a)  an investment adviser,
          (b)  an underwriter (distributor),
          (c)  a transfer agent or shareholder accounting recordkeeper, or
          (d) an administrator authorized by written agreement to keep financial and/or other required records,

          for an Investment Company named as an Insured, BUT ONLY while (i) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or
          (ii) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, or
          (iii) such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee;PROVIDED, that the term "Employee" shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting recordkeeper or administrator
          (x) which is not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company named as Insured or of the adviser or underwriter of such Investment Company, or (y) which is a "Bank" (as defined in Section 2(a) of the Investment Company Act of 1940), and

     (6) each individual assigned, by contract or by any agency furnishing temporary personnel, in either case on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, and

     (7) each individual assigned to perform the usual duties of an employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or securities, unless included under subsection (5) hereof, and

     (8)  each officer, partner or employee of

          (a)  any Depository or Exchange,

          (b) any nominee in whose name is registered any Security included in the systems for the central handling of securities established and maintained by any Depository, and

          (c) any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis,

          while such officer, partner or employee is performing services for any Depository in the operation of systems for the central handling of securities, and

     (9) in the case of an Insured which is an "employee benefit plan" (as defined in Section 3 of the Employee Retirement Income Security Act of 1974 ("ERISA")) for officers, directors or employees of another Insured ("In-House Plan"), any "fiduciary" or other "plan official" (within the meaning of Section 412 of ERISA) of such In-House Plan, provided that such fiduciary or other plan official is a director, partner, officer, trustee or employee of an Insured (other than an In-House Plan).

   Each employer of temporary personnel and each entity referred to in subsections (6) and (7) and their respective partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond.

   Brokers, agents, independent contractors, or representatives of the same general character shall not be considered Employees, except as provided in subsections (3), (6), and (7).

J. "EXCHANGE" means any national securities exchange registered under the Securities Exchange Act of 1934.

K. "FORGERY" means the physical signing on a document of the name of another person (whether real or fictitious) with the intent to deceive. A Forgery may be by means of mechanically reproduced facsimile signatures as well as handwritten signatures. Forgery does not include the signing of an individual's own name, regardless of such individual's authority, capacity or purpose.

L. "ITEMS OF DEPOSIT" means one or more checks or drafts.

M. "INVESTMENT COMPANY" or "FUND" means an investment company registered under the Investment Company Act of 1940.

N. "LIMIT OF LIABILITY" means, with respect to any Insuring Agreement, the limit of liability of the Underwriter for any Single Loss covered by such Insuring Agreement as set forth under the heading "Limit of Liability" in
   Item 3 of the Declarations or in any Rider for such Insuring Agreement.

O. "MYSTERIOUS DISAPPEARANCE" means any disappearance of Property which, after a reasonable investigation has been conducted, cannot be explained.

P. "NON-FUND" means any corporation, business trust, partnership, trust or other entity which is not an Investment Company.

Q. "PHONE/ELECTRONIC   TRANSACTION   SECURITY   PROCEDURES"   means   security
   procedures for Phone/
   Electronic Transactions as provided in writing to the Underwriter.

R. "PHONE/ELECTRONIC TRANSACTION" means any (1) redemption of shares issued by an Investment Company, (2) election concerning dividend options available to Fund shareholders, (3) exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, or (4) purchase of shares issued by an Investment Company, which redemption, election, exchange or purchase is requested by voice over the telephone or through an Electronic Transmission.

S. "PROPERTY" means the following tangible items: money, postage and revenue stamps, precious metals, Securities, bills of exchange, acceptances, checks, drafts, or other written orders or directions to pay sums certain in money, certificates of deposit, due bills, money orders, letters of credit, financial futures contracts, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages, and assignments of any of the foregoing, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing (but excluding all data processing records), (1) in which the Insured has a legally cognizable interest, (2) in which the Insured acquired or should have acquired such an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or (3) which are held by the Insured for any purpose or in any capacity.

T. "SECURITIES" means original negotiable or non-negotiable agreements or instruments which represent an equitable or legal interest, ownership or debt (including stock certificates, bonds, promissory notes, and assignments thereof), which are in the ordinary course of business and transferable by physical delivery with appropriate endorsement or assignment. "Securities" does not include bills of exchange, acceptances, certificates of deposit, checks, drafts, or other written orders or directions to pay sums certain in money, due bills, money orders, or letters of credit.

U. "SECURITY COMPANY" means an entity which provides or purports to provide the transport of Property by secure means, including, without limitation, by use of armored vehicles or guards.

V. "SELF  REGULATORY   ORGANIZATION"   means  any  association  of  investment
   advisers or securities dealers registered under the federal securities laws, or any Exchange.

W. "SHAREHOLDER OF RECORD" means the record owner of shares issued by an Investment Company or, in the case of joint ownership of such shares, all record owners, as designated (1) in the initial account application, or
   (2) in writing accompanied by a signature guarantee, or (3) pursuant to procedures as set forth in the Application.

X. "SINGLE LOSS" means:

     (1) all loss resulting from any one actual or attempted Theft committed by one person, or

     (2) all loss caused by any one act (other than a Theft or a Dishonest or Fraudulent Act) committed by one person, or

     (3) all loss caused by Dishonest or Fraudulent Acts committed by one person, or

     (4)  all expenses incurred with respect to any one audit or examination, or

     (5) all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

     All acts or omissions of one or more persons which directly or indirectly aid or, by failure to report or otherwise, permit the continuation of an act referred to in subsections (1) through (3) above of any other person shall be deemed to be the acts of such other person for purposes of this subsection.

     All acts or occurrences or events which have as a common nexus any fact, circumstance, situation, transaction or series of facts, circumstances, situations, or transactions shall be deemed to be one act, one occurrence, or one event.

Y. "TELEFACSIMILE"  means a  system  of  transmitting  and  reproducing  fixed
   graphic   material  (as,  for  example,   printing)  by  means  of  signals
   transmitted over telephone lines or over the Internet.

Z. "THEFT" means robbery, burglary or hold-up, occurring with or without violence or the threat of violence.

SECTION 2.  EXCLUSIONS

THIS BOND DOES NOT COVER:

A. Loss resulting from (1) riot or civil commotion outside the United States of America and Canada, or (2) war, revolution, insurrection, action by armed forces, or usurped power, wherever occurring; except if such loss occurs while the Property is in transit, is otherwise covered under Insuring Agreement D, and when such transit was initiated, the Insured or any person initiating such transit on the Insured's behalf had no knowledge of such riot, civil commotion, war, revolution, insurrection, action by armed forces, or usurped power.

B. Loss in time of peace or war resulting from nuclear fission or fusion or radioactivity, or biological or chemical agents or hazards, or fire, smoke, or explosion, or the effects of any of the foregoing.

C. Loss resulting from any Dishonest or Fraudulent Act committed by any person while acting in the capacity of a member of the Board of Directors or any equivalent body of the Insured or of any other entity.

D. Loss resulting from any nonpayment or other default of any loan or similar transaction made by the Insured or any of its partners, directors, officers or employees, whether or not authorized and whether procured in good faith or through a Dishonest or Fraudulent Act, unless such loss is otherwise covered under Insuring Agreement A, E or F.

E. Loss resulting from any violation by the Insured or by any Employee of any law, or any rule or regulation pursuant thereto or adopted by a Self Regulatory Organization, regulating the issuance, purchase or sale of securities, securities transactions upon security exchanges or over the counter markets, Investment Companies, or investment advisers, unless such loss, in the absence of such law, rule or regulation, would be covered under Insuring Agreement A, E or F.

F. Loss resulting from Property that is the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance while in the custody of any Security Company, unless such loss is covered under this Bond and is in excess of the amount recovered or received by the Insured under (1) the Insured's contract with such Security Company, and (2) insurance or indemnity of any kind carried by such Security Company for the benefit of, or otherwise available to, users of its service, in which case this Bond shall cover only such excess, subject to the applicable Limit of Liability and Deductible Amount.

G. Potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except when covered under Insuring Agreement H.

H. Loss in the form of (1) damages of any type for which the Insured is legally liable, except direct compensatory damages, or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.

I. Loss resulting from the surrender of Property away from an office of the Insured as a result of a threat

     (1) to do bodily harm to any person, except where the Property is in transit in the custody of any person acting as messenger as a result of a threat to do bodily harm to such person, if the Insured had no knowledge of such threat at the time such transit was initiated, or

     (2)  to do damage to the premises or Property of the Insured,

     unless such loss is otherwise covered under Insuring Agreement A.

J. All costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond, except to the extent certain audit expenses are covered under Insuring Agreement B.

K. Loss resulting from payments made to or withdrawals from any account, involving funds erroneously credited to such account, unless such loss is otherwise covered under Insuring Agreement A.

L. Loss resulting from  uncollectible  Items of Deposit which are drawn upon a
   financial   institution   outside  the  United   States  of  America,   its
   territories and possessions, or Canada.

M. Loss resulting from the Dishonest or Fraudulent Acts, Theft, or other acts or omissions of an Employee primarily engaged in the sale of shares issued by an Investment Company to persons other than (1) a person registered as a broker under the Securities Exchange Act of 1934 or (2) an "accredited investor" as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, which is not an individual.

N. Loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

O. Loss  resulting  from any  purchase,  redemption  or exchange of securities issued by an Investment Company or other Insured, or any other instruction, request, acknowledgement, notice or transaction involving securities issued by an Investment Company or other Insured or the dividends in respect thereof, when any of the foregoing is requested, authorized or directed or purported to be requested, authorized or directed by voice over the telephone or by Electronic Transmission, unless such loss is otherwise covered under Insuring Agreement A or Insuring Agreement I.

P. Loss resulting from any Dishonest or Fraudulent Act or Theft committed by an Employee as defined in Section 1.I(2), unless such loss (1) could not have been reasonably discovered by the due diligence of the Insured at or prior to the time of acquisition by the Insured of the assets acquired from a predecessor, and (2) arose out of a lawsuit or valid claim brought against the Insured by a person unaffiliated with the Insured or with any person affiliated with the Insured.

Q. Loss resulting from the unauthorized entry of data into, or the deletion or destruction of data in, or the change of data elements or programs within, any Computer System, unless such loss is otherwise covered under Insuring Agreement A.

SECTION 3.  ASSIGNMENT OF RIGHTS

   Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured's rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this Bond may have against another named Insured under this Bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

   Assignment of any rights or claims under this Bond shall not bind the Underwriter without the Underwriter's written consent.

SECTION 4.  LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS

   This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder to anyone other than the Insured. As soon as practicable and not more than sixty (60) days after discovery, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

   See also General Agreement C (Court Costs and Attorneys' Fees).

   The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the Property is Securities and the loss is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

   The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit mentioned in General Agreement C or to recover court costs or attorneys' fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this Bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

   Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, 1401 H St. NW, Washington, DC 20005.

SECTION 5.  DISCOVERY

   For all purposes under this Bond, a loss is discovered, and discovery of a loss occurs, when the Insured

   (1)  becomes aware of facts, or

   (2) receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

   which would cause a reasonable person to assume that loss covered by this Bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 6.  VALUATION OF PROPERTY

   For the purpose of determining the amount of any loss hereunder, the value of any Property shall be the market value of such Property at the close of business on the first business day before the discovery of such loss; except that

     (1) the value of any Property replaced by the Insured prior to the payment of a claim therefor shall be the actual market value of such Property at the time of replacement, but not in excess of the market value of such Property on the first business day before the discovery of the loss of such Property;

     (2) the value of Securities which must be produced to exercise subscription, conversion, redemption or deposit privileges shall be the market value of such privileges immediately preceding the expiration thereof if the loss of such Securities is not discovered until after such expiration, but if there is no quoted or other ascertainable market price for such Property or privileges referred to in clauses (1) and (2), their value shall be fixed by agreement between the parties or by arbitration before an arbitrator or arbitrators acceptable to the parties; and

     (3) the value of books of accounts or other records used by the Insured in the conduct of its business shall be limited to the actual cost of blank books, blank pages or other materials if the books or records are reproduced plus the cost of labor for the transcription or copying of data furnished by the Insured for reproduction.

SECTION 7.  LOST SECURITIES

   The maximum liability of the Underwriter hereunder for lost Securities shall be the payment for, or replacement of, such Securities having an aggregate value not to exceed the applicable Limit of Liability. If the Underwriter shall make payment to the Insured for any loss of Securities, the Insured shall assign to the Underwriter all of the Insured's right, title and interest in and to such Securities. In lieu of such payment, the Underwriter may, at its option, replace such lost Securities, and in such case the Insured shall cooperate to effect such replacement. To effect the replacement of lost Securities, the Underwriter may issue or arrange for the issuance of a lost instrument bond. If the value of such Securities does not exceed the applicable Deductible Amount (at the time of the discovery of the loss), the Insured will pay the usual premium charged for the lost instrument bond and will indemnify the issuer of such bond against all loss and expense that it may sustain because of the issuance of such bond.

   If the value of such Securities exceeds the applicable Deductible Amount (at the time of discovery of the loss), the Insured will pay a proportion of the usual premium charged for the lost instrument bond, equal to the percentage that the applicable Deductible Amount bears to the value of such Securities upon discovery of the loss, and will indemnify the issuer of such bond against all loss and expense that is not recovered from the Underwriter under the terms and conditions of this Bond, subject to the applicable Limit of Liability.

SECTION 8.  SALVAGE

   If any recovery is made, whether by the Insured or the Underwriter, on account of any loss within the applicable Limit of Liability hereunder, the Underwriter shall be entitled to the full amount of such recovery to reimburse the Underwriter for all amounts paid hereunder with respect to such loss. If any recovery is made, whether by the Insured or the Underwriter, on account of any loss in excess of the applicable Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the amount of such recovery, net of the actual costs and expenses of recovery, shall be applied to reimburse the Insured in full for the portion of such loss in excess of such Limit of Liability, and the remainder, if any, shall be paid first to reimburse the Underwriter for all amounts paid hereunder with respect to such loss and then to the Insured to the extent of the portion of such loss within the Deductible Amount. The Insured shall execute all documents which the Underwriter deems necessary or desirable to secure to the Underwriter the rights provided for herein.

SECTION  9.  NON-REDUCTION  AND   NON-ACCUMULATION   OF  LIABILITY  AND  TOTAL
             LIABILITY

   Prior to its termination, this Bond shall continue in force up to the Limit of Liability for each Insuring Agreement for each Single Loss, notwithstanding any previous loss (other than such Single Loss) for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to any Single Loss shall be limited to the applicable Limit of Liability irrespective of the total amount of such Single Loss and shall not be cumulative in amounts from year to year or from period to period.

SECTION 10. MAXIMUM LIABILITY OF UNDERWRITER; OTHER BONDS OR POLICIES

   The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this Bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable
   Deductible Amount and the other provisions of this Bond. Recovery for any Single Loss may not be made under more than one Insuring Agreement. If any Single Loss covered under this Bond is recoverable or recovered in whole or in part because of an unexpired discovery period under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured, the maximum liability of the Underwriter shall be the greater of either (1) the applicable Limit of Liability under this Bond, or (2) the maximum liability of the Underwriter under such other bonds or policies.

SECTION 11.  OTHER INSURANCE

   Notwithstanding anything to the contrary herein, if any loss covered by this Bond shall also be covered by other insurance or suretyship for the benefit of the Insured, the Underwriter shall be liable hereunder only for the portion of such loss in excess of the amount recoverable under such other insurance or suretyship, but not exceeding the applicable Limit of Liability of this Bond.

SECTION 12.  DEDUCTIBLE AMOUNT

   The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from any other bond, suretyship or insurance policy or as an advance by the Underwriter hereunder) shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and the other terms of this Bond.

   No Deductible Amount shall apply to any loss covered under Insuring Agreement A sustained by any Investment Company named as an Insured.

SECTION 13.  TERMINATION

   The Underwriter may terminate this Bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this Bond is terminated as to any Investment Company, to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

   The Insured may terminate this Bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this Bond as to any Investment Company, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

   This Bond will terminate as to any Insured that is a Non-Fund immediately and without notice upon (1) the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator, or
   (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

   Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter's standard short rate cancellation tables if this Bond is terminated by the Insured or pro rata if this Bond is terminated by the Underwriter.

   Upon the detection by any Insured that an Employee has committed any Dishonest or Fraudulent Act(s) or Theft, the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent Dishonest or Fraudulent Act(s) or Theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected Dishonest or Fraudulent Act(s) or Theft.

   For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s) or Theft.

   This Bond shall terminate as to any Employee by written notice from the Underwriter to each Insured and, if such Employee is an Employee of an Insured Investment Company, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 14.  RIGHTS AFTER TERMINATION

   At any time prior to the effective date of termination of this Bond as to any Insured, such Insured may, by written notice to the Underwriter, elect to purchase the right under this Bond to an additional period of twelve
   (12) months within which to discover loss sustained by such Insured prior to the effective date of such termination and shall pay an additional premium therefor as the Underwriter may require.

   Such additional discovery period shall terminate immediately and without notice upon the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or liquidator. Promptly after such termination the Underwriter shall refund to the Insured any unearned premium.

   The right to purchase such additional discovery period may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business.

SECTION 15.  CENTRAL HANDLING OF SECURITIES

   The Underwriter shall not be liable for loss in connection with the central handling of securities within the systems established and maintained by any Depository ("Systems"), unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants' fund insuring the Depository against such loss (the "Depository's Recovery"); in such case the Underwriter shall be liable hereunder only for the Insured's share of such excess loss, subject to the applicable Limit of Liability, the Deductible Amount and the other terms of this Bond.

   For determining the Insured's share of such excess loss, (1) the Insured shall be deemed to have an interest in any certificate representing any security included within the Systems equivalent to the interest the Insured then has in all certificates representing the same security included within the Systems; (2) the Depository shall have reasonably and fairly apportioned the Depository's Recovery among all those having an interest as recorded by appropriate entries in the books and records of the Depository in Property involved in such loss, so that each such interest shall share in the Depository's Recovery in the ratio that the value of each such interest bears to the total value of all such interests; and (3) the Insured's share of such excess loss shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by the Depository.

   This Bond does not afford coverage in favor of any Depository or Exchange or any nominee in whose name is registered any security included within the Systems.

SECTION 16.  ADDITIONAL COMPANIES INCLUDED AS INSURED

   If more than one entity is named as the Insured:

   A. the total liability of the Underwriter hereunder for each Single Loss shall not exceed the Limit of Liability which would be applicable if there were only one named Insured, regardless of the number of Insured entities which sustain loss as a result of such Single Loss,

   B. the Insured first named in Item 1 of the Declarations shall be deemed authorized to make, adjust, and settle, and receive and enforce payment of, all claims hereunder as the agent of each other Insured for such purposes and for the giving or receiving of any notice required or permitted to be given hereunder; provided, that the Underwriter shall promptly furnish each named Insured Investment Company with (1) a copy of this Bond and any amendments thereto, (2) a copy of each formal filing of a claim hereunder by any other Insured, and (3) notification of the terms of the settlement of each such claim prior to the execution of such settlement,

   C. the Underwriter shall not be responsible or have any liability for the proper application by the Insured first named in Item 1 of the Declarations of any payment made hereunder to the first named Insured,

   D. for the purposes of Sections 4 and 13, knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall constitute knowledge or discovery by every named Insured,

   E. if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond, and

   F. each named Insured shall constitute "the Insured" for all purposes of this Bond.

SECTION 17.  NOTICE AND CHANGE OF CONTROL

   Within thirty (30) days after learning that there has been a change in control of an Insured by transfer of its outstanding voting securities the Insured shall give written notice to the Underwriter of:

   A. the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name), and

   B. the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

   C. the total number of outstanding voting securities.

   As used in this Section, "control" means the power to exercise a controlling influence over the management or policies of the Insured.

SECTION 18.  CHANGE OR MODIFICATION

   This Bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter's authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity, in a manner which adversely affects the rights of an Insured Investment Company shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured Investment Company affected thereby.


IN WITNESS WHEREOF, the Underwriter has caused this Bond to be executed on the Declarations Page.


                        ICI MUTUAL INSURANCE COMPANY,
                            A RISK RETENTION GROUP

                       INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 1


------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER

FRANKLIN RESOURCES, INC.                                            87170109B
------------------------------------------------------------------------------
EFFECTIVE DATE              BOND PERIOD             AUTHORIZED REPRESENTATIVE

JUNE 30, 2009      JUNE 30, 2009 TO JUNE 30, 2010      /s/CATHERINE DALTON
==============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the following entities shall be deemed to be Insureds named in Item 1 of the Declarations: (1) any subsidiary more than 50% owned (directly or indirectly) by Franklin Resources, Inc., and (2) any Investment Company advised, distributed, or administered by Franklin Resources, Inc. or any of its wholly-owned subsidiaries (individually and/or collectively referred to as "Franklin"), whether such Investment Company is considered active, inactive, or dissolved, PROVIDED, IN EACH CASE, that Franklin has responsibility for placing fidelity bond insurance coverage for such subsidiary or Investment Company.

It is further understood and agreed that the term "Investment Company," as used in this rider, shall include any investment company, whether or not registered under the Investment Company Act of 1940, except that non-registered investment companies shall not be insured under Insuring Agreement A, "Fidelity," with respect to $65 million part of the Limit of Liability set forth in Item 3 of this Bond.

It is further understood and agreed that notwithstanding anything to the contrary above, none of the following shall be deemed to be, or be otherwise included as, Insureds for purposes of Item 1 of the Declarations or otherwise under this Bond: Franklin Templeton Bank & Trust, F.S.B., Franklin Capital Corporation, RIVA Financial Systems Limited and Darby Overseas Investments Ltd.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.[OBJECT OMITTED]



                        ICI MUTUAL INSURANCE COMPANY,
                            A RISK RETENTION GROUP

                       INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 2


------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER
                                                                   87170109B
FRANKLIN RESOURCES, INC.
------------------------------------------------------------------------------
EFFECTIVE DATE                    BOND PERIOD        AUTHORIZED REPRESENTATIVE

JUNE 30, 2009         JUNE 30, 2009 TO JUNE 30, 2010      /s/ CATHERINE DALTON
==============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond does not cover loss resulting from or in connection with any business, activities, or acts or omissions of (including services rendered by) any Insured which is NOT an Insured Fund ("Non-Fund") or any Employee of a Non-Fund, EXCEPT loss, otherwise covered by the terms of this Bond, resulting from or in connection with professional services within the scope of the Non-Fund's general business activities rendered by the Non-Fund to any client of the Non-Fund.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.[OBJECT OMITTED]



                           ICI MUTUAL INSURANCE COMPANY,
                            A RISK RETENTION GROUP

                       INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 3


------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER
                                                                   87170109B
FRANKLIN RESOURCES, INC.
------------------------------------------------------------------------------
EFFECTIVE DATE                  BOND PERIOD          AUTHORIZED REPRESENTATIVE

JUNE 30, 2009           JUNE 30, 2009 TO JUNE 30, 2010    /s/ CATHERINE DALTON
==============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond (other than Insuring Agreements C and D) does not cover loss resulting from or in connection with any business, activities, acts or omissions of any Insured or any Employee of any Insured where such loss is based upon, arises out of or in any way involves the provision of services to any Plan, EXCEPT loss, otherwise covered by the terms of this Bond, resulting from, or in connection with the business of:

     (a) the provision of Investment Advisory Services by an Insured to any In-House Plan; or

     (b) the provision of Administrative Services by an Insured to any In-House Plan;

     (c)  the   provision  of  Investment   Advisory   Services  by  an  Insured
          ("Adviser")  to any Third Party Plan that is a client of the  Adviser;
          or

     (d) the provision of Administrative Services by an Insured to any Third Party Plan that is a client of the Insured.

It is further understood and agreed that Insuring Agreements C and D only cover loss of Property which an Insured uses or holds, or in which the Insured has an interest, in each case in connection with (a), (b), (c) or (d) above.

It is further understood and agreed that notwithstanding the foregoing, this Bond (other than Insuring Agreements C and D) does not cover loss resulting from or in connection with, and Insuring Agreements C and D do not cover loss of Property which an Insured uses or holds, or in which it has an interest, in each case in connection with:

(1) the discretionary voting by or on behalf of any Plan of Designated Securities owned or held by such Plan, UNLESS, in the case of a vote by or on behalf of the Plan, such vote was pursuant to the direction of a majority of trustees of such Plan who were not then Interested Trustees;

(2) custodial services for the safekeeping and custody of securities or other property;

(3) liability of an Insured arising from its status as the employer of employees covered by a Plan (including liability arising from the Insured's failure to collect contributions or to pay benefits); or

(4) in the case of an Insured acting or purporting to act as a trustee or "directed trustee" for any Third Party Plan, any liability of the Insured arising from its actual or alleged status as a fiduciary (within the meaning of the Employee Retirement Security Act of 1974, as amended ("ERISA")) to any such Third Party Plan or its actual or alleged violation of Section 502(a)(3) of ERISA, except that this subpart (4) shall not preclude indemnification for associated court costs and attorneys' fees for which coverage is otherwise available under General Agreement C of this Bond.

It is further understood and agreed that for purposes of this rider:

(1) "Administrative Services" shall mean administrative services, including, without limitation, voting securities which are Plan assets, causing Plan assets to be invested as directed in accordance with the Plan, and maintaining records and preparing reports with respect to Plan contributions, participant accounts and investments.

(2) "Affiliated Entity" means any entity controlling, controlled by, or under common control with an Insured.

(3) "Designated Securities" means securities issued by an Insured, or by any Affiliated Entity, or by any Fund to which such Insured or any Affiliated Entity provides any services.

(4) "Interested Trustee" means any trustee of a Plan who is also (a) an officer, director, trustee, partner or employee of, or who owns, controls, or holds power to vote 5% or more of the outstanding voting securities of, (i) any Insured (other than such Plan), or (ii) any Affiliated Entity, or (iii) any Fund to which such Insured or any Affiliated Entity provides any services, or (b) an Insured or an Affiliated Entity.

(5) "Investment Advisory Services" means (a) advice with respect to the desirability of investing in, purchasing or selling securities or other property, including the power to determine what securities or other property shall be purchased or sold, but NOT including furnishing ONLY statistical and other factual information (such as economic factors and trends); and (b) the provision of financial, economic or investment management services, but only if ancillary and related to the advice referred to in clause (a) above.

(6) "Plan" means any retirement or employee benefit plan, including any trust relating thereto.

(7) "In-House Plan" means any Plan for employees of an Insured, or for any Affiliated Entity, but always excluding employee stock ownership plans, stock bonus plans, and any trusts relating thereto

(8) "Third Party Plan" means any Plan for employees of an entity that is neither an Insured nor an Affiliated Entity.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.



                        ICI MUTUAL INSURANCE COMPANY,
                            A RISK RETENTION GROUP

                       INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 4


------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER
                                                                   87170109B
FRANKLIN RESOURCES, INC.
------------------------------------------------------------------------------
EFFECTIVE DATE              BOND PERIOD             AUTHORIZED REPRESENTATIVE

JUNE 30, 2009        JUNE 30, 2009 TO JUNE 30, 2010     /s/ CATHERINE DALTON
==============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond, this Bond shall not cover loss resulting from or in connection with the discretionary voting by any Insured of securities owned or held by any client of such Insured, where such securities are issued by (1) such Insured, or (2) any entity controlling, controlled by, or under common control with such Insured, ("Affiliated Entity"), or (3) any Fund to which such Insured or any Affiliated Entity provides any services.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.[OBJECT OMITTED]



                        ICI MUTUAL INSURANCE COMPANY,
                            A RISK RETENTION GROUP

                       INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 5


------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER
                                                                   87170109B
FRANKLIN RESOURCES, INC.
------------------------------------------------------------------------------
EFFECTIVE DATE             BOND PERIOD             AUTHORIZED REPRESENTATIVE

JUNE 30, 2009         JUNE 30, 2009 TO JUNE 30, 2010   /s/ CATHERINE DALTON
==============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding Section 2.Q of this Bond, this Bond is amended by adding an additional Insuring Agreement J as follows:

   J. COMPUTER SECURITY

Loss (including loss of Property) resulting directly from Computer Fraud; PROVIDED, that the Insured has adopted in writing and generally maintains and follows during the Bond Period all Computer Security Procedures. The isolated failure of the Insured to maintain and follow a particular Computer Security Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

   1. DEFINITIONS. The following terms used in this Insuring Agreement shall have the following meanings:

      a. "Authorized User" means any person or entity designated by the Insured (through contract, assignment of User Identification, or otherwise) as authorized to use a Covered Computer System, or any part thereof. An individual who invests in an Insured Fund shall not be considered to be an Authorized User solely by virtue of being an investor.

      b. "Computer Fraud" means the unauthorized entry of data into, or the deletion or destruction of data in, or change of data elements or programs within, a Covered Computer System which:

          (1) is committed by any Unauthorized Third Party anywhere, alone or in collusion with other Unauthorized Third Parties; AND

          (2) is committed with the conscious manifest intent (a) to cause the Insured to sustain a loss, AND (b) to obtain financial benefit for the perpetrator or any other person; AND

          (3) causes (x) Property to be transferred, paid or delivered; or (y) an account of the Insured, or of its customer, to be added, deleted, debited or credited; OR (z) an unauthorized or fictitious account to be debited or credited.

      c. "Computer Security Procedures" means procedures for prevention of unauthorized computer access and use and administration of computer access and use as provided in writing to the Underwriter.

      d. "Covered Computer System" means any Computer System as to which the Insured has possession, custody and control.

      e. "Unauthorized Third Party" means any person or entity that, at the time of the Computer Fraud, is not an Authorized User.

      f. "User Identification" means any unique user name (I.E., a series of characters) that is assigned to a person or entity by the Insured.

   2. EXCLUSIONS. It is further understood and agreed that this Insuring Agreement J shall not cover:

      a. Any loss covered under Insuring Agreement A, "Fidelity," of this Bond; AND

      b. Any loss resulting directly or indirectly from Theft or misappropriation of confidential or proprietary information, material or data (including but not limited to trade secrets, computer programs or customer information); AND

      c. Any loss resulting from the intentional failure to adhere to one or more Computer Security Procedures; AND

      d. Any loss resulting from a Computer Fraud committed by or in collusion with:

         (1) any Authorized User (whether a natural person or an entity); OR

         (2)  in the case of any  Authorized  User  which is an  entity,
              (a) any director, officer, partner, employee or agent of such Authorized User, or (b) any entity which controls, is controlled by, or is under common control with such Authorized User ("Related Entity"), or (c) any director, officer, partner, employee or agent of such Related Entity; OR

         (3) in the case of any Authorized User who is a natural person, (a) any entity for which such Authorized User is a director, officer, partner, employee or agent ("Employer Entity"), or (b) any director, officer, partner, employee or agent of such Employer Entity, or
              (c) any entity which controls, is controlled by, or is under common control with such Employer Entity ("Employer-Related Entity"), or (d) any director, officer, partner, employee or agent of such Employer-Related Entity;

         AND

      e. Any loss resulting from physical damage to or destruction of any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; AND

      f. Any loss resulting from Computer Fraud committed by means of wireless access to any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; AND

      g. Any loss not directly and proximately caused by Computer Fraud (including, without limitation, disruption of business and extra expense); AND

      h. Payments made to any person(s) who has threatened to deny or has denied authorized access to a Covered Computer System or otherwise has threatened to disrupt the business of the Insured.

For purposes of this Insuring Agreement, "Single Loss," as defined in Section 1.X of this Bond, shall also include all loss caused by Computer Fraud(s) committed by one person, or in which one person is implicated, whether or not that person is specifically identified. A series of losses involving unidentified individuals, but arising from the same method of operation, may be deemed by the Underwriter to involve the same individual and in that event shall be treated as a Single Loss.

It is further understood and agreed that nothing in this Rider shall affect the exclusion set forth in Section 2.0 of this Bond.

Coverage under this Insuring Agreement shall terminate upon termination of this Bond. Coverage under this Insuring Agreement may also be terminated without terminating this Bond as an entirety:

      (a) by written notice from the Underwriter not less than sixty (60) days prior to the effective date of termination specified in such notice; or

      (b)  immediately by written notice from the Insured to the Underwriter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.[OBJECT OMITTED]



                        ICI MUTUAL INSURANCE COMPANY,
                            A RISK RETENTION GROUP

                       INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 6


------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER
                                                                   87170109B
FRANKLIN RESOURCES, INC.
------------------------------------------------------------------------------
EFFECTIVE DATE               BOND PERIOD             AUTHORIZED REPRESENTATIVE

JUNE 30, 2009        JUNE 30, 2009 TO JUNE 30, 2010    /s/ CATHERINE DALTON
==============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the exclusion set forth at Section 2.M of this Bond shall not apply with respect to loss resulting from the Dishonest or
Fraudulent Acts, Theft, or other acts or omissions of an Employee in connection with offers or sales of securities issued by an Insured Fund if such Employee (a) is an employee of that Fund or of its investment adviser, principal underwriter, or affiliated transfer agent, and (b) who is communicating with purchasers of such securities only in person in an office of an Insured or by telephone or in writing, and (c) does not receive commissions on such sales; PROVIDED, that such Dishonest or Fraudulent Acts, Theft, or other acts or omissions do not involve, and such loss does not arise from, a statement or representation which is NOT (1) contained in a currently effective prospectus regarding such securities, which has been filed with the Securities and Exchange Commission, or (2) made as part of a scripted response to a question regarding that Fund or such securities, if the script has been filed with, and not objected to by, the Financial Industry Regulatory Authority, and if the entire scripted response has been read to the caller, and if any response concerning the performance of such securities is not outdated.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.[OBJECT OMITTED]

                        ICI MUTUAL INSURANCE COMPANY,
                            A RISK RETENTION GROUP

                       INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 7


------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER
                                                                   87170109B
FRANKLIN RESOURCES, INC.
------------------------------------------------------------------------------
EFFECTIVE DATE               BOND PERIOD             AUTHORIZED REPRESENTATIVE

JUNE 30, 2009       JUNE 30, 2009 TO JUNE 30, 2010    /s/ CATHERINE DALTON
==============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond does not cover any loss resulting from or in connection with the acceptance of any Third Party Check, unless

   (1) such Third Party Check is used to open or increase an account which is registered in the name of one or more of the payees on such Third Party Check, and

   (2) reasonable efforts are made by the Insured, or by the entity receiving Third Party Checks on behalf of the Insured, to verify all endorsements on all Third Party Checks made payable in amounts greater than $100,000 (provided, however, that the isolated failure to make such efforts in a particular instance will not preclude coverage, subject to the exclusions herein and in the
        Bond),

and then only to the extent such loss is otherwise covered under this Bond.

For purposes of this Rider, "Third Party Check" means a check made payable to one or more parties and offered as payment to one or more other parties.

It is further understood and agreed that notwithstanding anything to the contrary above or elsewhere in the Bond, this Bond does not cover any loss resulting from or in connection with the acceptance of a Third Party Check where:

   (1) any payee on such Third Party Check reasonably appears to be a corporation or other entity; or

   (2) such Third Party Check is made payable in an amount greater than $100,000 and does not include the purported endorsements of all payees on such Third Party Check.

It is further understood and agreed that this Rider shall not apply with respect to any coverage that may be available under Insuring Agreement A, "Fidelity."

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.[OBJECT OMITTED]



                        ICI MUTUAL INSURANCE COMPANY,
                            A RISK RETENTION GROUP

                       INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 8


------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER
                                                                   87170109B
FRANKLIN RESOURCES, INC.
------------------------------------------------------------------------------
EFFECTIVE DATE             BOND PERIOD             AUTHORIZED REPRESENTATIVE

JUNE 30, 2009        JUNE 30, 2009 TO JUNE 30, 2010    /s/ CATHERINE DALTON
==============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that no termination or cancellation of this Bond as an entirety, whether by or at the request of the Insured or Underwriter, shall take effect prior to the expiration of thirty (30) days after written notice of such termination or cancellation of such Bond as an entirety has been filed with the Arkansas Securities Commissioner, Arkansas Securities Division, Heritage West Building, 3rd Floor, 201 East Markham, Little Rock, Arkansas 72201.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.[OBJECT OMITTED]

                        ICI MUTUAL INSURANCE COMPANY,
                            A RISK RETENTION GROUP

                       INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 9


------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER
                                                                   87170109B
FRANKLIN RESOURCES, INC.
------------------------------------------------------------------------------
EFFECTIVE DATE            BOND PERIOD             AUTHORIZED REPRESENTATIVE

JUNE 30, 2009        JUNE 30, 2009 TO JUNE 30, 2010   /s/ CATHERINE DALTON
==============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement I), this Bond does not cover loss caused by a Phone/Electronic Transaction requested:

      o by wireless device transmissions over the Internet (including any connected or associated intranet or extranet),

except insofar as such loss is covered under Insuring Agreement A "Fidelity" of this Bond.

It is further understood and agreed that, for the purposes of this Rider, a transmission of a Phone/Electronic Transaction request over the Internet shall not be deemed to be a "wireless device transmission" solely by virtue of an individual retail shareholder's use of a personal wireless device (e.g., a PDA, Blackberry, cell phone, or wireless access point on such shareholder's home network) to effect transmission of such request to the shareholder's Internet service provider.

Except as above stated, nothing herein shall be held to alter, waive, or extend any of the terms of this Bond.



                        ICI MUTUAL INSURANCE COMPANY,
                            A RISK RETENTION GROUP

                       INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 10


------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER
                                                                   87170109B
FRANKLIN RESOURCES, INC.
------------------------------------------------------------------------------
EFFECTIVE DATE             BOND PERIOD             AUTHORIZED REPRESENTATIVE

JUNE 30, 2009          JUNE 30, 2009 TO JUNE 30, 2010    /s/ CATHERINE DALTON
==============================================================================

                               FINRA BOND RIDER

In consideration of the premium charged for this Bond, it is hereby understood and agreed that with respect to Templeton Franklin Investment Services, Inc. ONLY, this Bond is amended as follows:

1. For purposes of Insuring Agreement C ("On Premises"), Sections 2 ("Exclusions"), and Section 6 ("Valuation of Property"), "Property" shall be deemed to include furnishings, fixtures, supplies, and equipment located within the office of and owned by the Insured; and

2. For  purposes  of  Insuring   Agreement  C  ("On  Premises"),   "Mysterious
   Disappearances" shall be deemed to include "misplacement."

3. The last sentence of Section 1.I ("Definitions - `Employee") and Section 2.M are deleted; and

4. The following statement is added to the Bond: "The Underwriter will use its best efforts to promptly notify the Financial Industry Regulatory Authority, Inc. in the event the Bond is cancelled, terminated or substantially modified. Failure to make such notification shall not impair or delay the effectiveness of any such cancellation, termination or substantial modification."; and

5. The first sentence of the second paragraph of Section 13 ("Termination") is amended to read as follows: "The Insured may terminate this Bond only by written notice to the Underwriter prior to the effective date of the termination, with such effective date specified in the notice;" and

6. With  respect  to  the  following  Insuring  Agreements,   Item  3  of  the
   Declarations is modified to read as follows:

                                                    Deductible
                                                      Amount
   Insuring Agreement A - Fidelity                 $5,000
   Insuring Agreement B - Audit Expense            $5,000
   Insuring Agreement C - On Premises              $5,000
   Insuring Agreement D - In Transit               $5,000
   Insuring Agreement E - Forgery or Alteration    $5,000
   Insuring Agreement F - Securities               $5,000
   Insuring Agreement G - Counterfeit Currency     $5,000

It is further understood and agreed, the Underwriter will use its best efforts to notify the Financial Industry Regulatory Authority, Inc. within 30 days in the event the Bond is substantially modified, terminated or canceled.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.



                        ICI MUTUAL INSURANCE COMPANY,
                            A RISK RETENTION GROUP

                       INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 11


------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER
                                                                  87170109B
FRANKLIN RESOURCES, INC.
------------------------------------------------------------------------------
EFFECTIVE DATE               BOND PERIOD             AUTHORIZED REPRESENTATIVE

JUNE 30, 2009         JUNE 30, 2009 TO JUNE 30, 2010    /s/ CATHERINE DALTON
==============================================================================

                               FINRA BOND RIDER

In consideration of the premium charged for this Bond, it is hereby understood and agreed that with respect to Franklin Templeton Distributors, Inc. ONLY, this Bond is amended as follows:

1. For purposes of Insuring Agreement C ("On Premises"), Sections 2 ("Exclusions"), and Section 6 ("Valuation of Property"), "Property" shall be deemed to include furnishings, fixtures, supplies, and equipment located within the office of and owned by the Insured; and

2. For  purposes  of  Insuring   Agreement  C  ("On  Premises"),   "Mysterious
   Disappearances" shall be deemed to include "misplacement."

3. The last sentence of Section 1.I ("Definitions - `Employee") and Section 2.M are deleted; and

4. The following statement is added to the Bond: "The Underwriter will use its best efforts to promptly notify the Financial Industry Regulatory Authority, Inc. in the event the Bond is cancelled, terminated or substantially modified. Failure to make such notification shall not impair or delay the effectiveness of any such cancellation, termination or substantial modification."; and

5. The first sentence of the second paragraph of Section 13 ("Termination") is amended to read as follows: "The Insured may terminate this Bond only by written notice to the Underwriter prior to the effective date of the termination, with such effective date specified in the notice;" and

6. With  respect  to  the  following  Insuring  Agreements,   Item  3  of  the
   Declarations is modified to read as follows:

                                                    Deductible
                                                      Amount
   Insuring Agreement A - Fidelity                 $100,000
   Insuring Agreement B - Audit Expense            $100,000
   Insuring Agreement C - On Premises              $100,000
   Insuring Agreement D - In Transit               $100,000
   Insuring Agreement E - Forgery or Alteration    $100,000
   Insuring Agreement F - Securities               $100,000
   Insuring Agreement G - Counterfeit Currency     $100,000

It is further understood and agreed, the Underwriter will use its best efforts to notify the Financial Industry Regulatory Authority, Inc. within 30 days in the event the Bond is substantially modified, terminated or canceled.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.



                        ICI MUTUAL INSURANCE COMPANY,
                            A RISK RETENTION GROUP

                       INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 12


------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER
                                                                   87170109B
FRANKLIN RESOURCES, INC.
------------------------------------------------------------------------------
EFFECTIVE DATE          BOND PERIOD               AUTHORIZED REPRESENTATIVE

JUNE 30, 2009     JUNE 30, 2009 TO JUNE 30, 2010   /s/ CATHERINE DALTON
==============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the definition of "Employee" in Section 1.I(6) of this Bond shall be amended to include any individual assigned, on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, PROVIDED that in the case of an individual assigned other than by an agency furnishing temporary personnel, such individual has passed a Successful Background Check conducted by or on behalf of the Insured.

It is further understood and agreed that for purposes of this rider, a "Successful Background Check" shall mean a background check (including contact with the individual's previous employers and personal references and utilization of a private investigation agency), which results in a determination by the Insured that the individual has satisfied the security criteria established by the Insured for hiring employees on a permanent basis.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.[OBJECT OMITTED]



                        ICI MUTUAL INSURANCE COMPANY,
                            A RISK RETENTION GROUP

                       INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 13


------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER
                                                                   87170109B
FRANKLIN RESOURCES, INC.
------------------------------------------------------------------------------
EFFECTIVE DATE            BOND PERIOD             AUTHORIZED REPRESENTATIVE

JUNE 30, 2009       JUNE 30, 2009 TO JUNE 30, 2010   /s/ CATHERINE DALTON
==============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that:

1. At the written request of the named Insured, any payment in satisfaction of loss covered by said bond involving money or other Property in which the Pennsylvania Public School Employees' Retirement System has an interest shall be paid by an instrument issued to that organization and the named Insured as joint loss payees, subject to the following conditions and limitation:

   A. The attached bond is for the sole use and benefit of the named Insured as expressed herein. The organization named above shall not be considered as an Insured under the bond, nor shall it otherwise have any rights or benefits under said bond.

   B. Notwithstanding any payment made under the terms of this rider or the execution of more than one of such similar rider, the amount paid for any one loss occurrence or otherwise in accordance with the terms of this bond shall not exceed the limits of liability as set forth in the Declarations Page.

   C. Nothing herein is intended to alter the terms, conditions and limitations of the bond.

2. Should this bond be canceled, reduced, non-renewed or restrictively modified by the Underwriter, the Underwriter will endeavor to give thirty
   (30) days advance notice to the organization named above, but failure to do so shall not impair or delay the effectiveness of any such cancellation, reduction, non-renewal, or restrictive modification, nor shall the Underwriter be held liable in any way.

3. Should this bond be canceled or reduced at the request of the Insured, the Underwriter will endeavor to notify the organization named above of such cancellation or reduction, within 10 business days after receipt of such request, but failure to do so shall not impair or delay the effectiveness of such cancellation or reduction, nor shall the Underwriter be held liable in any way.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.



                        ICI MUTUAL INSURANCE COMPANY,
                            A RISK RETENTION GROUP


                       INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 14


------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER
                                                                   87170109B
FRANKLIN RESOURCES, INC.
------------------------------------------------------------------------------
EFFECTIVE DATE          BOND PERIOD             AUTHORIZED REPRESENTATIVE

JUNE 30, 2009        JUNE 30, 2009 TO JUNE 30, 2010    /s/ CATHERINE DALTON
==============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the sixth paragraph of Section 13 of this Bond is amended to read as follows:

   "For purposes of this section, detection occurs when any professional employee of the Legal, Compliance or Risk Management Departments of the Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s) or Theft."

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.



                        ICI MUTUAL INSURANCE COMPANY,
                            A RISK RETENTION GROUP


                       INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 15


------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER
                                                                  87170109B
FRANKLIN RESOURCES, INC.
------------------------------------------------------------------------------
EFFECTIVE DATE            BOND PERIOD             AUTHORIZED REPRESENTATIVE

JUNE 30, 2009       JUNE 30, 2009 TO JUNE 30, 2010    /s/ CATHERINE DALTON
==============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Section 2.H of this Bond is amended to read as follows:

"H. Loss in the form of (1)  damages  of any type for which the  Insured  is legally liable,  except direct compensatory damages or punitive damages, or
    (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation."

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this Bond other than as above stated.



                        ICI MUTUAL INSURANCE COMPANY,
                            A RISK RETENTION GROUP


                       INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 16


------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER
                                                                   87170109B
FRANKLIN RESOURCES, INC.
------------------------------------------------------------------------------
EFFECTIVE DATE         BOND PERIOD             AUTHORIZED REPRESENTATIVE

JUNE 30, 2009      JUNE 30, 2009 TO JUNE 30, 2010   /s/ CATHERINE DALTON
==============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that:

1. This Bond shall not be subject to cancellation except after notice in writing shall have been not less than thirty (30) days prior to the effective date thereof by certified mail, return receipt requested, addressed to the City Attorney at:

                                City Attorney
                             City of Los Angeles
                    c/o City Employees' Retirement System
                      360 East Second Street, 8th Floor
                          Los Angeles, CA 90012-4207

2. This Company agrees to waive all rights of subrogation against the City of Los Angeles, its departments, officers, agents, and employees.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.



                        ICI MUTUAL INSURANCE COMPANY,
                            A RISK RETENTION GROUP

                       INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 17


------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER
                                                                   87170109B
FRANKLIN RESOURCES, INC.
------------------------------------------------------------------------------
EFFECTIVE DATE           BOND PERIOD             AUTHORIZED REPRESENTATIVE

JUNE 30, 2009        JUNE 30, 2009 TO JUNE 30, 2010   /s/ CATHERINE DALTON
==============================================================================

                               FINRA BOND RIDER

In consideration of the premium charged for this Bond, it is hereby understood and agreed that with respect to Franklin Templeton Financial Services Corp. ONLY, this Bond is amended as follows:

1. For purposes of Insuring Agreement C ("On Premises"), Sections 2 ("Exclusions"), and Section 6 ("Valuation of Property"), "Property" shall be deemed to include furnishings, fixtures, supplies, and equipment located within the office of and owned by the Insured; and

2. For  purposes  of  Insuring   Agreement  C  ("On  Premises"),   "Mysterious
   Disappearances" shall be deemed to include "misplacement."

3. The last sentence of Section 1.I ("Definitions - `Employee") and Section 2.M are deleted; and

4. The following statement is added to the Bond: "The Underwriter will use its best efforts to promptly notify the Financial Industry Regulatory Authority, Inc. in the event the Bond is cancelled, terminated or substantially modified. Failure to make such notification shall not impair or delay the effectiveness of any such cancellation, termination or substantial modification."; and

5. The first sentence of the second paragraph of Section 13 ("Termination") is amended to read as follows: "The Insured may terminate this Bond only by written notice to the Underwriter prior to the effective date of the termination, with such effective date specified in the notice;" and

6. With  respect  to  the  following  Insuring  Agreements,   Item  3  of  the
   Declarations is modified to read as follows:

                                                    Deductible
                                                      Amount
   Insuring Agreement A - Fidelity                 $5,000
   Insuring Agreement B - Audit Expense            $5,000
   Insuring Agreement C - On Premises              $5,000
   Insuring Agreement D - In Transit               $5,000
   Insuring Agreement E - Forgery or Alteration    $5,000
   Insuring Agreement F - Securities               $5,000
   Insuring Agreement G - Counterfeit Currency     $5,000

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.[OBJECT OMITTED][OBJECT OMITTED]



                        ICI MUTUAL INSURANCE COMPANY,
                            A RISK RETENTION GROUP

                       INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 18


------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER
                                                                   87170109B
FRANKLIN RESOURCES, INC.
------------------------------------------------------------------------------
EFFECTIVE DATE              BOND PERIOD             AUTHORIZED REPRESENTATIVE

JUNE 30, 2009        JUNE 30, 2009 TO JUNE 30, 2010    /s/ CATHERINE DALTON
==============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in Rider No. 1 to this Bond, the FTCI Insureds shall be deemed to be Insureds named in
Item 1 of the Declarations.

It is further understood and agreed that with respect to the FTCI Insureds only, this Bond is modified as follows:

1. INSURING AGREEMENT A, FIDELITY: With regards to any loss to a FTCI Insured under Insuring Agreement A, Fidelity, arising from Loans and/or Trading, the Dishonest or Fraudulent Act or Theft required under Insuring Agreement A must be committed with the intent to obtain, and must result in, a financial benefit (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits) for (a) the Employee, or (b) person(s) with whom the Employee is in collusion if the Employee intended to participate in such financial benefit.

2. INSURING AGREEMENT D, IN TRANSIT: Employees of Xerox Corporation authorized by a FTCI Insured to act as a messengers shall be deemed to be a "Security Company" for purposes of Insuring Agreement D, In Transit, PROVIDED that such employees have passed the same background check and security clearance as is customarily required by the FTCI Insured of its own employees.

3. INSURING AGREEMENT I, PHONE/ELECTRONIC TRANSACTIONS: "Phone/Electronic Transaction" shall be deemed to include any transfer of funds by a FTCI Insured from an account of a Client of a FTCI Insured to another account(s), where such transfer is requested by voice over the telephone or through a Telefacsimile System by a person purporting to be a Client of the FTCI Insured or an authorized representative of the Client, provided that the FTCI Insured receiving such request generally maintains and follows during the Bond Period those recording and verification procedures in place as of March 2001 and described to the Underwriter as of such date.

4.    DEFINITIONS,   SECTION  1.S:   With   respect  to  the  FTCI   Insureds,
      notwithstanding anything to the contrary in the definition of "Property" set forth in Section 1.S of the Bond, "Property" as defined in Section 1.S shall be deemed to include jewelry, gems, tangible items of personal property, and electronic data stored on media for use by computer programs.

5. SECTION 2. EXCLUSIONS: With respect to FTCI Insureds, the following additional exclusions are added to Section 2, Exclusions:

(1) Loss resulting directly or indirectly from Trading, with or without the knowledge of the FTCI Insured, whether or not represented by an indebtedness or balance shown to be due to FTCI Insured on any customer's account, actual or fictitious, and notwithstanding any act or omission on the part of any Employee in connection with any account relating to such Trading, indebtedness, or balance, except when covered under Insuring Agreements A, E or F;

(2) Loss of Property contained in customers' safe deposit boxes, except when the FTCI Insured is legally liable therefor or the loss is covered under Insuring Agreement A;

(3) (a) Loss through cashing or paying Forged or Altered travelers' checks or travelers' checks bearing forged endorsements, except when covered under Insuring Agreement A, and (b) loss of unsold travelers' checks or unsold money orders placed in the custody of the FTCI Insured with authority to sell, unless the Insured is legally liable for such loss and such checks or money orders are later paid or honored by the drawer thereof, except when covered under Insuring Agreement A;

(4) Loss in the form of a shortage in any teller's cash due to error, regardless of the amount of such shortage (and any shortage in any teller's cash which is not in excess of the normal shortage in the tellers' cash in the office where such shortage shall occur shall be presumed to be due to error);

(5) Loss involving automated mechanical devices which, on behalf of the FTCI Insured, disburse money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans unless (a) such automated mechanical devices are situated within an office of a FTCI Insured which is permanently staffed by an Employee whose duties are those usually assigned to a teller, even though public access to such devices is from outside the confines of such office, or (b) such automated mechanical devices are not situated within an office covered above, but in no event shall the Underwriter be liable under this Bond for loss (including loss of Property):

     (i) as a result of damage to such automated mechanical devices situated within any office referred to in (a) above resulting from vandalism or malicious mischief perpetrated from outside such office; or

     (ii) as a result of damage to such automated mechanical devices situated on any premises referred to in (b) above resulting from vandalism or malicious mischief, or

    (iii) as a result of damage to the interior of that portion of a building on any premises referred to in (b) above to which the public has access resulting from vandalism or malicious mischief; or

     (iv) as a result of failure of such automated mechanical devices to function properly; or

     (v) through misplacement or mysterious unexplainable disappearance while such Property is located within any such automated mechanical devices, or

     (vi) to any customer of a FTCI Insured or to any representative of such customer while such person is on any premises referred to in (b) above, or

    (vii) as a result of the use of credit, debit, charge, access, convenience, identification or other cards in gaining access to such automated mechanical devices whether such cards were issued, or purport to have been issued, by the FTCI Insured or by anyone other than the FTCI Insured, except when such loss is covered under Insuring Agreement A.

      (6) Loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the FTCI Insured, funds or Property of the FTCI Insured held by it in any capacity, except when covered under Insuring Agreements A or C;

      (7) Loss resulting from or involving, directly or indirectly, any actual or alleged seepage, pollution or contamination of any kind;

      (8) Loss resulting from or involving, directly or indirectly, any actual or alleged hazardous properties (including, but not limited to, radiation, toxic or explosive properties) of nuclear material, including but not limited to, the actual, alleged, threatened or potential ionizing radiations or contamination by radioactivity from nuclear fuel, nuclear waste or combustion of nuclear fuel, or the radioactive, toxic, explosive or hazardous properties of any explosive nuclear assembly or nuclear or nuclear component thereof.

It is further understood and agreed that as used in this Rider:

1. "Client" means any corporation, partnership, proprietor, trust or individual having an account with a FTCI Insured and which has a written agreement with the FTCI Insured for transfers of funds
      through   requests   made  by  voice   over  the   telephone   or  by
      Telefacsimile System.

2. "FTCI Insureds" shall mean Fiduciary Trust Company International ("FTCI"), and each of its direct and indirect wholly-owned subsidiaries, including pension, profit-sharing or other benefit plans established for employees of FTCI and such subsidiaries.

3. "Loans" shall mean all extensions of credit by a FTCI Insured(s) and all transactions creating a creditor or lessor relationship in favor of the FTCI Insured(s) and all transactions by which the FTCI Insured(s) assumes an existing creditor or lessor relationship.

4. "Trading" means trading or other dealings in securities, commodities, futures, options, foreign or federal funds, currencies, foreign exchange and the like.

Except as above stated, nothing herein shall be held to alter, waiver or extend any of the terms of this Bond.



                        ICI MUTUAL INSURANCE COMPANY,
                            A RISK RETENTION GROUP

                       INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 19


------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER
                                                                   87170109B
FRANKLIN RESOURCES, INC.
------------------------------------------------------------------------------
EFFECTIVE DATE           BOND PERIOD             AUTHORIZED REPRESENTATIVE

JUNE 30, 2009        JUNE 30, 2009 TO JUNE 30, 2010    /s/ CATHERINE DALTON
==============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the references in Section 13, Termination, to "not less than sixty (60) days" shall be modified to read "not less than ninety
(90) days."

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.



                        ICI MUTUAL INSURANCE COMPANY,
                            A RISK RETENTION GROUP

                       INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 20


------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER
                                                                   87170109B
FRANKLIN RESOURCES, INC.
------------------------------------------------------------------------------
EFFECTIVE DATE            BOND PERIOD             AUTHORIZED REPRESENTATIVE

JUNE 30, 2009         JUNE 30, 2009 TO JUNE 30, 2010    /s/ CATHERINE DALTON
==============================================================================

In consideration for the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement I), this Bond does not cover any loss resulting from any On-Line Redemption(s) or On-Line Purchase(s) involving an aggregate amount in excess of $250,000 per shareholder account per day.

It is further understood and agreed that, notwithstanding the Limit of Liability set forth herein or any other provision of this Bond, the Limit of Liability with respect to any Single Loss caused by an On-Line Transaction shall be Ten Million Dollars ($10,000,000) and the On-Line Deductible with respect to Insuring Agreement I is Fifty Thousand Dollars ($50,000).

It is further understood and agreed that notwithstanding Section 8, Non-Reduction and Non-Accumulation of Liability and Total Liability, or any other provision of this Bond, the Aggregate Limit of Liability of the Underwriter under this Bond with respect to any and all loss or losses caused by On-Line Transactions shall be an aggregate of Ten Million Dollars ($10,000,000) for the Bond Period, irrespective of the total amount of such loss or losses.

For purposes of this Rider, the following terms shall have the following meanings:

"On-Line  Purchase"  means  any  purchase  of shares  issued by an  Investment
Company, which purchase is requested by computer-to-computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

"On-Line Redemption" means any redemption of shares issued by an Investment Company, which redemption is requested by computer-to computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

"On-Line Transaction" means any Phone/Electronic Transaction requested by computer-to-computer transmissions over the Internet (including any connected or associated intranet or extranet) or utilizing modem or similar connections.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.



                        ICI MUTUAL INSURANCE COMPANY,
                            A RISK RETENTION GROUP


                       INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 21


------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER
                                                                   87170109B
FRANKLIN RESOURCES, INC.
------------------------------------------------------------------------------
EFFECTIVE DATE             BOND PERIOD             AUTHORIZED REPRESENTATIVE

JUNE 30, 2009     JUNE 30, 2009 TO JUNE 30, 2010     /s/ CATHERINE DALTON
==============================================================================

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group ("ICI Mutual"), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the "Act"). The Act establishes a Federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future "INSURED LOSSES" resulting from certified "ACTS OF TERRORISM." (Each of these BOLDED TERMS is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified "ACTS OF TERRORISM" will be partially reimbursed by the United States government under a formula established by the Act. Under this formula, the United States government will reimburse ICI Mutual for 90% of ICI Mutual's "INSURED LOSSES" in excess of a statutorily established deductible until total insured losses of all participating insurers reach $100 billion. If total "insured losses" of all property and casualty insurers reach $100 billion during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this bond may be reduced as a result.

This bond has no express exclusion for "ACTS OF TERRORISM." However, coverage under this bond remains subject to all applicable terms, conditions and limitations of the bond (including exclusions) that are permissible under the Act. The portion of the premium that is attributable to any coverage potentially available under the bond for "ACTS OF TERRORISM" is one percent (1%).



                         ICI MUTUAL INSURANCE COMPANY,
                            A RISK RETENTION GROUP

                       INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 22


------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER
                                                                   87170109B
FRANKLIN RESOURCES, INC.
------------------------------------------------------------------------------
EFFECTIVE DATE             BOND PERIOD             AUTHORIZED REPRESENTATIVE

JUNE 30, 2009       JUNE 30, 2009 TO JUNE 30, 2010   /s/ CATHERINE DALTON
==============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in Rider 1, Item 1 of the Declarations, Name of Insured, shall include the following (each, herein referred to as a "Joint Venture"):

      Algebra Capital
      Templeton Capital Advisors, Ltd.
      Franklin Templeton Sealand Fund Management Company
      Franklin/Templeton Securities Investment (Sino Am) Inc.
      Franklin Templeton First Taiwan Securities Investment Trust Enterprise Lightning Asset Finance Ltd.
      Lightning Finance Company Limited
      China Life Franklin Asset Management Co., Limited
      JJF Equity Fund Management Co., Ltd.
      Vietcombank Fund Management

It is further understood and agreed that notwithstanding anything to the contrary in this Bond (including, without limitation, Section 10): (1) the maximum liability of the Underwriter for any Single Loss sustained by any Joint Venture shall be limited to that percentage of such Single Loss as is equal to Franklin Resources, Inc.'s ownership percentage of such Joint Venture ("Proportionate Loss"), and (2) the Proportionate Loss shall be subject to the full applicable Deductible Amount set forth in Item 3 of the Declarations.

It is further understood and agreed that notwithstanding anything to the contrary above or elsewhere in this Bond (including, without limitation, Item 3 of the Declarations, Section 9, or Section 10), the maximum aggregate liability of the Underwriter under this Bond with respect to any and all losses sustained by any and all Joint Ventures shall be Twenty Million Dollars ($20,000,000).

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.[OBJECT OMITTED]



                        ICI MUTUAL INSURANCE COMPANY,
                            A RISK RETENTION GROUP

                       INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 23


------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER
                                                                   87170109B
FRANKLIN RESOURCES, INC.

------------------------------------------------------------------------------
EFFECTIVE DATE            BOND PERIOD             AUTHORIZED REPRESENTATIVE

JUNE 30, 2009       JUNE 30, 2009 TO JUNE 30, 2010    /s/ CATHERINE DALTON
==============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that:

1. At the written request of the named Insured, any payment in satisfaction of loss covered by said bond involving money or other Property in which the Pennsylvania State Employees' Retirement System has an interest shall be paid by an instrument issued to that organization and the named Insured as joint loss payees, subject to the following conditions and limitation:

   A. The attached bond is for the sole use and benefit of the named Insured as expressed herein. The organization named above shall not be considered as an Insured under the bond, nor shall it otherwise have any rights or benefits under said bond.

   B. Notwithstanding any payment made under the terms of this rider or the execution of more than one of such similar rider, the amount paid for any one loss occurrence or otherwise in accordance with the terms of this bond shall not exceed the limits of liability as set forth in the Declarations Page.

   C. Nothing herein is intended to alter the terms, conditions and limitations of the bond.

2. Should this bond be canceled, reduced, non-renewed or restrictively modified by the Underwriter, the Underwriter will endeavor to give thirty
   (30) days advance notice to the organization named above, but failure to do so shall not impair or delay the effectiveness of any such cancellation, reduction, non-renewal, or restrictive modification, nor shall the Underwriter be held liable in any way.

3. Should this bond be canceled or reduced at the request of the Insured, the Underwriter will endeavor to notify the organization named above of such cancellation or reduction, within 10 business days after receipt of such request, but failure to do so shall not impair or delay the effectiveness of such cancellation or reduction, nor shall the Underwriter be held liable in any way.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.



                        ICI MUTUAL INSURANCE COMPANY,
                            A RISK RETENTION GROUP

                       INVESTMENT COMPANY BLANKET BOND

                                 RIDER NO. 24


------------------------------------------------------------------------------
INSURED                                                           BOND NUMBER
                                                                   87170109B
FRANKLIN RESOURCES, INC.

------------------------------------------------------------------------------
EFFECTIVE DATE             BOND PERIOD             AUTHORIZED REPRESENTATIVE

JUNE 30, 2009        JUNE 30, 2009 TO JUNE 30, 2010    /s/ CATHERINE DALTON
==============================================================================

In consideration of the premium charged for this Bond, it is hereby understood and agreed that:

      1. In the event that a loss is covered under more than one bond issued to Franklin Resources, Inc. or any affiliates thereof issued by ICI Mutual Insurance Company, the total liability of ICI Mutual Insurance Company under all implicated bonds in combination shall not exceed the applicable Limit of Liability of the largest of the implicated bonds. In no event shall the applicable Limits of Liability of each of the implicated bonds be added together or otherwise combined to determine the total liability of ICI Mutual Insurance Company.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.[OBJECT OMITTED]







                            CERTIFICATE OF SECRETARY

                    Franklin California Tax-Free Income Fund
                       Franklin California Tax-Free Trust
                            Franklin Custodian Funds
                      Franklin Federal Tax-Free Income Fund
                       Franklin Floating Rate Master Trust
                              Franklin Global Trust
                     Franklin Gold and Precious Metals Fund
                           Franklin High Income Trust
                       Franklin Investors Securities Trust
                             Franklin Managed Trust
                               Franklin Money Fund
                       Franklin Municipal Securities Trust
                          Franklin Mutual Recovery Fund
                          Franklin Mutual Series Funds
                     Franklin New York Tax-Free Income Fund
                        Franklin New York Tax-Free Trust
                      Franklin Real Estate Securities Trust
                      Franklin Strategic Mortgage Portfolio
                            Franklin Strategic Series
                         Franklin Tax-Exempt Money Fund
                             Franklin Tax-Free Trust
                    Franklin Templeton Fund Allocator Series
                         Franklin Templeton Global Trust
                     Franklin Templeton International Trust
                Franklin Templeton Limited Duration Income Trust
                       Franklin Templeton Money Fund Trust
                 Franklin Templeton Variable Insurance Products
                                      Trust
                            Franklin Universal Trust
                         Franklin Value Investors Trust
                          Institutional Fiduciary Trust
                           The Money Market Portfolios

I, Karen S. Skidmore, Vice President and Secretary or Assistant Secretary of the above referenced investment companies (each, together with its respective series, a "Fund" or "Funds") hereby certify that the following is a true and correct copy of resolutions duly adopted by the Board of Trustees of each Fund, including a majority of the Trustees who are not "interested persons" of the Funds, as such term is defined in the Investment Company Act of 1940, at a meeting of Trustees of the Funds held on May 19, 2009 and further certify that said resolutions are in full force and effect in all respects:

      RESOLVED, that after consideration of the value of the aggregate assets of the Funds to which any covered person (as defined in Rule 17g-1) may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in the Funds' portfolios, among other factors, the proposed joint fidelity bond coverage for the Franklin Templeton Group of Funds and Franklin Templeton non-SEC registered funds be continued with ICI Mutual, subject to a reduction in the amount of the joint fidelity bond coverage to $90,000,000 under arrangements providing for a specifically allocated priority layer of $65,000,000 coverage for the Funds and other members of the SEC registered Franklin Templeton Group of Funds, and subject to ongoing review; and

      FURTHER RESOLVED, that the proposal to revise the calculation method for determining the aggregate fidelity bond limit from the "per series" method to the "per registrant" method be, and it hereby is, approved; and

      FURTHER RESOLVED, in accordance with the provisions of subparagraph
      (e) of Rule 17g-1 under the 1940 Act, and after consideration of the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the joint insured bond, the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insureds and the extent to which the share of the premium allocated to each Fund is less than the premium such Fund would have had to pay if it had provided and maintained a single insured bond, among other factors, the portion of the premium for said bond to be paid by each Fund be, and it hereby is, approved as to amount and shall be the portion of the allocable premiums paid by all covered investment companies constituting the Franklin Templeton Group of Funds equal to the percentage that the Fund's assets represent in respect to the assets of all of such covered investment companies in the aggregate; and

      FURTHER RESOLVED, that the existing Amended and Restated Allocation Agreement between the Funds and the other covered persons under the bond relating to the sharing of premiums and division of insurance proceeds in the event of a joint fidelity loss, as required by subparagraph (f) of Rule 17g-1, and reflecting the provisions of said bond, is hereby approved and continued; and

      FURTHER RESOLVED, that any appropriate officer of the Funds be, and he or she hereby is, authorized, empowered and directed to make such filings with the SEC as may be required from time to time pursuant to Rules under the 1940 Act.


/s/   Karen L. Skidmore
      Vice   President  and
      Secretary or
      Assistant Secretary

Dated: SEPTEMBER 22, 2009









                      CERTIFICATE OF ASSISTANT SECRETARY OF

                           TEMPLETON CHINA WORLD FUND
                       TEMPLETON DEVELOPING MARKETS TRUST
                           TEMPLETON DRAGON FUND, INC.
                         TEMPLETON EMERGING MARKETS FUND
                     TEMPLETON EMERGING MARKETS INCOME FUND
                                 TEMPLETON FUNDS
                          TEMPLETON GLOBAL INCOME FUND
                        TEMPLETON GLOBAL INVESTMENT TRUST
                      TEMPLETON GLOBAL OPPORTUNITIES TRUST
                     TEMPLETON GLOBAL SMALLER COMPANIES FUND
                           TEMPLETON GROWTH FUND, INC.
                             TEMPLETON INCOME TRUST
                          TEMPLETON INSTITUTIONAL FUNDS
                  TEMPLETON RUSSIA AND EAST EUROPEAN FUND, INC.


      I, Lori A. Weber, Assistant Secretary of the above referenced investment companies (each, together with its respective series, a "Fund" or "Funds"), hereby certify that the following is a true and correct copy of resolutions duly adopted by the Board of Directors/Trustees of each Fund, including a majority of the Directors/Trustees who are not "interested persons" of the Fund, as such term is defined in the Investment Company Act of 1940 (the "1940 Act"), at the regular meetings of Directors/Trustees of the Funds held on May 19, 2009, and further certify that said resolutions are in full force and effect in all respects,[ subject to final approval by the Board of Directors/Trustees of the minutes of such meetings]:


      RESOLVED, that after consideration of the value of the aggregate assets of the Funds to which any covered person (as defined in Rule 17g-1) may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in the Funds' portfolios, among other factors, the proposed joint fidelity bond coverage for the Franklin Templeton Group of Funds and Franklin Templeton non-SEC registered funds be continued with ICI Mutual, subject to a reduction in the amount of the joint fidelity bond coverage to $90,000,000 under arrangements providing for a specifically allocated priority layer of $65,000,000 coverage for the Funds and other members of the SEC registered Franklin Templeton Group of Funds, and subject to ongoing review; and

      FURTHER RESOLVED, that the proposal to revise the calculation method for determining the aggregate fidelity bond limit from the "per series" method to the "per registrant" method be, and it hereby is, approved; and

      FURTHER RESOLVED, in accordance with the provisions of subparagraph (e) of Rule 17g-1 under the 1940 Act, and after consideration of the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the joint insured bond, the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insureds and the extent to which the share of the premium allocated to each Fund is less than the premium such Fund would have had to pay if it had provided and maintained a single insured bond, among other factors, the portion of the premium for said bond to be paid by each Fund be, and it hereby is, approved as to amount and shall be the portion of the allocable premiums paid by all covered investment companies constituting the Franklin Templeton Group of Funds equal to the percentage that the Fund's assets represent in respect to the assets of all of such covered investment companies in the aggregate; and

      FURTHER RESOLVED, that the existing Amended and Restated Allocation Agreement between the Funds and the other covered persons under the bond relating to the sharing of premiums and division of insurance proceeds in the event of a joint fidelity loss, as required by subparagraph (f) of Rule 17g-1, and reflecting the provisions of said bond, is hereby approved and continued; and

      FURTHER RESOLVED, that any appropriate officer of the Funds be, and he or she hereby is, authorized, empowered and directed to make such filings with the SEC as may be required from time to time pursuant to Rules under the 1940 Act.







                               /s/ Robert C. Rosselot
                               Vice President and Secretary

DATED: August 1, 2009







FRANKLIN TEMPLETON SEC REGISTERED FUNDS
                        AS OF JUNE 30, 2009
-------------------------------------------------------------------------
 TIS#                      FUND NAME                       BOND
                                                          PREMIUM
                                                        6/30/09-6/30/10
-------------------------------------------------------------------------

                        TEMPLETON FUNDS
  31                 Templeton World Fund                     6,793
  37                Templeton Foreign Fund                    6,687


                    TEMPLETON INCOME TRUST
  97              Templeton Global Bond Fund                 15,097
 12052         Templeton International Bond Fund                 23
 12801        Templeton Global Total Return Fund                 31


                 TEMPLETON INSTITUTIONAL FUNDS
  243           Templeton Foreign Equity Series               5,333
  540          Templeton Emerging Markets Series              1,723
 4562     Templeton Foreign Smaller Companies Series             83
 12332          Templeton Global Equity Series                  149


                 FRANKLIN MUTUAL SERIES FUNDS
  431                 Mutual Beacon Fund                      4,287
  432            Mutual Global Discovery Fund                13,909
  433                Mutual European Fund                     1,780
  434                  Mutual Quest Fund                      4,787
  435                 Mutual Shares Fund                     13,995
  666           Mutual Financial Services Fund                  477
 13328             Mutual International Fund                      4


           FRANKLIN TEMPLETON FUND ALLOCATOR SERIES
  723   Franklin Templeton Perspectives Allocation Fund         199
 4389   Franklin Templeton 2015 Retirement Target Fund           19
 4390   Franklin Templeton 2025 Retirement Target Fund           20
 4391   Franklin Templeton 2035 Retirement Target Fund           11
 4392   Franklin Templeton 2045 Retirement Target Fund            7
 4467    Franklin Templeton Corefolio Allocation Fund           419
         Franklin Templeton Founding Funds Allocation
 4468                        Fund                             7,690
 4484     Franklin Templeton Conservative Target Fund           604
 4485       Franklin Templeton Moderate Target Fund             898
 4486        Franklin Templeton Growth Target Fund              532


                 INSTITUTIONAL FIDUCIARY TRUST
 4149             Franklin Cash Reserves Fund                   156
 4340               Money Market Portfolio                    5,640


                FRANKLIN VALUE INVESTORS TRUST
 4150       Franklin Balance Sheet Investment Fund            2,315
 4189            Franklin Microcap Value Fund                   298
 4282            Franklin Small Cap Value Fund                1,024
 4297              Franklin Midcap Value Fund                    50
 4480            Franklin Large Cap Value Fund                  120
 11579            Franklin All Cap Value Fund                    12


               TEMPLETON GLOBAL INVESTMENT TRUST
 4290                Templeton Income Fund                    1,030
 4398      Templeton Emerging Markets Small Cap Fund            103
 4494                 Templeton BRIC Fund                       639
 12772          Templeton Frontier Markets Fund                  12



                   FRANKLIN STRATEGIC SERIES
 4180            Franklin Flex Cap Growth Fund                2,495
 4194           Franklin Strategic Income Fund                4,194
 4198          Franklin Small-Mid Cap Growth Fund             3,339
 4402        Franklin Biotechnology Discovery Fund              307
 4403           Franklin Natural Resources Fund                 630
 4462         Franklin Growth Opportunities Fund                339
 4465           Franklin Small Cap Growth Fund                  277
 12053         Franklin Focused Core Equity Fund                  7



                   FRANKLIN CUSTODIAN FUNDS
 4306                Franklin Growth Fund                     2,782
 4307               Franklin Utilities Fund                   2,013
 4308               Franklin Dynatech Fund                      568
 4309                Franklin Income Fund                    43,663
 4110      Franklin U.S. Government Securities Fund           8,922



                     FRANKLIN GLOBAL TRUST
            Franklin Templeton Emerging Market Debt
 4493                 Opportunities Fund                        112
 4496          Franklin Global Real Estate Fund                  52
 4643    Franklin International Small Cap Growth Fund            22
 5567           Franklin Large Cap Equity Fund                   50
 12517         Franklin International Growth Fund                 7


                    FRANKLIN TAX-FREE TRUST
 4318     Franklin Massachusetts Tax-Free Income Fund           552
 4319       Franklin Michigan Tax-Free Income Fund            1,604
 4320       Franklin Minnesota Tax-Free Income Fund             853
 4321        Franklin Insured Tax-Free Income Fund            2,315
 4322         Franklin Ohio Tax-Free Income Fund              1,532
 4323        Franklin Double Tax-Free Income Fund               555
 4726        Franklin Arizona Tax-Free Income Fund            1,106
 4327       Franklin Colorado Tax-Free Income Fund              620
 4328        Franklin Georgia Tax-Free Income Fund              432
 4329     Franklin Pennsylvania Tax-Free Income Fund          1,103
 4330      Franklin High Yield Tax-Free Income Fund           6,144
 4354     Franklin Federal Limited-Term Tax-Free Fund           232
 4360       Franklin Missouri Tax-Free Income Fund              887
 4361        Franklin Oregon Tax-Free Income Fund             1,030
 4363       Franklin Virginia Tax-Free Income Fund              702
 4364        Franklin Alabama Tax-Free Income Fund              287
 4365        Franklin Florida Tax-Free Income Fund            1,355
 4366      Franklin Connecticut Tax-Free Income Fund            455
 4368       Franklin Louisiana Tax-Free Income Fund             350
 4369       Franklin Maryland Tax-Free Income Fund              598
 4370    Franklin North Carolina Tax-Free Income Fund         1,020
 4371      Franklin New Jersey Tax-Free Income Fund           1,454
 4172       Franklin Kentucky Tax-Free Income Fund              179
          Franklin Federal Intermediate-Term Tax-Free
 4174                     Income Fund                         1,238


              FRANKLIN CALIFORNIA TAX-FREE TRUST
          Franklin California Insured Tax-Free Income
 4324                        Fund                             2,108
 4325      Franklin California Tax-Exempt Money Fund            603
        Franklin California Intermediate-Term Tax-Free
 4152                     Income Fund                           607


               FRANKLIN NEW YORK TAX-FREE TRUST
 4331       Franklin New York Tax-Exempt Money Fund              69
         Franklin New York Intermediate-Term Tax-Free
 4153                     Income Fund                           421
 4181   Franklin New York Insured Tax-Free Income Fund          528


              FRANKLIN INVESTORS SECURITIES TRUST
           Franklin Limited Maturity U.S. Government
 4336                   Securities Fund                         412
 4337        Franklin Convertible Securities Fund               689
        Franklin Adjustable U.S. Government Securities
 4338                        Fund                             1,534
 4339             Franklin Equity Income Fund                   601
 4460              Franklin Total Return Fund                 1,923
 4489      Franklin Floating Rate Daily Access Fund           1,333
 4586               Franklin Balanced Fund                       84
 4990              Franklin Real Return Fund                    370
 4991       Franklin Low Duration Total Return Fund             114



            FRANKLIN TEMPLETON INTERNATIONAL TRUST
 4191      Templeton Foreign Smaller Companies Fund             157
 2800          Templeton Global Long-Short Fund                  64
 12054            Franklin India Growth Fund                     57



              FRANKLIN MUNICIPAL SECURITIES TRUST
         Franklin California High Yield Municipal Bond
 4175                        Fund                             1,271
 4220       Franklin Tennessee Municipal Bond Fund              240



        FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS
                             TRUST
  155       Templeton Global Asset Allocation Fund               87
  381    Templeton Developing Markets Securities Fund           779
  523          Templeton Foreign Securities Fund              2,458
 4410      Franklin Flex Cap Growth Securities Fund             362
 4411      Franklin Large Cap Value Securities Fund              35
 4822     Franklin Growth And Income Securities Fund            299
 4824     Franklin Global Real Estate Securities Fund           334
 4826        Franklin High Income Securities Fund               218
 4827        Templeton Global Bond Securities Fund            1,418
 4829           Franklin Income Securities Fund               6,438
 4830            Franklin U.S. Government Fund                  705
 4834          Franklin Zero Coupon Fund - 2010                 140
 4836      Franklin Rising Dividends Securities Fund          1,414
 4840           Templeton Growth Securities Fund              2,578
 4842    Franklin Small-Mid Cap Growth Securities Fund          793
 4843      Franklin Large Cap Growth Securities Fund            408
 4845       Mutual Global Discovery Securities Fund           1,375
 4846            Mutual Shares Securities Fund                4,118
 4848      Franklin Small Cap Value Securities Fund             900
 4884      Franklin Strategic Income Securities Fund          1,271
             Franklin Templeton VIP Founding Funds
 11536                  Allocation Fund                       1,031
 13449        Mutual International Securities Fund                2





        INDIVIDUAL FUNDS THAT ARE NOT PART OF A MULTI
                         SERIES TRUST



  30        Templeton Global Smaller Companies Fund             956
  105              Templeton Growth Fund Inc                 20,880
  111           Templeton Emerging Markets Fund                 326
  146            Templeton Global Income Fund                 1,183
  201        Templeton Global Opportunities Trust               800
  337    Templeton Russia and East European Fund, Inc            84
  505         Templeton Developing Markets Trust              3,071
  555       Templeton Emerging Markets Income Fund              639
  581             Templeton Dragon Fund, Inc                  1,241
 4002              Franklin Universal Trust                     143
        Franklin Floating Rate Master Trust - Franklin
 4021             Floating Rate Master Series                   335
 4157        Franklin Strategic Mortgage Portfolio              108
 4184           Franklin Money Market Portfolio               8,976
            Franklin Real Estate Securities Trust -
 4192        Franklin Real Estate Securities Fund               180
          Franklin Templeton Global Trust - Franklin
 4212            Templeton Hard Currency Fund                   468
 4301       Franklin Gold And Precious Metals Fund            1,802
          Franklin High Income Trust - Franklin High
 4305                     Income Fund                         2,635
 4311                 Franklin Money Fund                     2,691
 4312      Franklin California Tax-Free Income Fund          13,910
 4314           Franklin Tax-Exempt Money Fund                  168
 4315       Franklin New York Tax-Free Income Fund            5,915
 4316        Franklin Federal Tax-Free Income Fund            9,818
 4358    Franklin Managed Trust Rising Dividends Fund         1,783
 4447            Franklin Mutual Recovery Fund                  185
          Franklin Templeton Limited Duration Income
 4472                      Trust MKT                            331
 4473             Templeton China World Fund                    939
 4511         Franklin Templeton Money Fund Trust               485








 FRANKLIN TEMPLETON SEC REGISTERED FUNDS
                                    AS OF JUNE 30, 2009
------------------------------------------------------------------------------------------------

                                                                   TRUST TOTAL
                                                       FUND AUM       AUM
                                                         (IN $       (IN $      17G-1 REQUIRED
 TIS#                     FUND NAME                    MILLIONS)    MILLIONS)     BOND LIMIT
------------------------------------------------------------------------------------------------



  31                  Templeton World Fund                5,303.8

  37                 Templeton Foreign Fund               5,220.5

                               TEMPLETON FUNDS (2)                  10,524.3       2,500,000



  97               Templeton Global Bond Fund            14,330.3

 12052         Templeton International Bond Fund             21.7

 12801         Templeton Global Total Return Fund            29.1

                          TEMPLETON INCOME TRUST (3)                14,381.1       2,500,000



  243                 Foreign Equity Series               5,061.6

  540               Emerging Markets Series               1,344.9

 4562           Foreign Smaller Companies Series             78.4

 12332                Global Equity Series                  141.7

                  TEMPLETON INSTITUTIONAL FUNDS INC. (4)             6,626.6       2,500,000



  431                  Mutual Beacon Fund                 4,069.4

  432             Mutual Global Discovery Fund           13,202.4

  433                 Mutual European Fund                1,689.7

  434                  Mutual Quest Fund                  4,544.0

  435                  Mutual Shares Fund                13,283.7

  666            Mutual Financial Services Fund             452.8

 13328             Mutual International Fund                  4.0

                        FRANKLIN MUTUAL SERIES FUNDS (7)            37,246.0       2,500,000



  723    Franklin Templeton Perspectives Allocation Fund      0.4

 4389    Franklin Templeton 2015 Retirement Target Fund       1.3

 4390    Franklin Templeton 2025 Retirement Target Fund       1.0

 4391    Franklin Templeton 2035 Retirement Target Fund      (0.0)

 4392    Franklin Templeton 2045 Retirement Target Fund      (0.0)

 4467     Franklin Templeton Corefolio Allocation Fund       (1.3)

          Franklin Templeton Founding Funds Allocation
 4468                         Fund                         (141.0)

 4484     Franklin Templeton Conservative Target Fund       112.2

 4485       Franklin Templeton Moderate Target Fund          82.0

 4486        Franklin Templeton Growth Target Fund           26.6

           FRANKLIN TEMPLETON FUND ALLOCATOR SERIES (10)           81.1             450,000



 4149              Franklin Cash Reserves Fund              147.7

 4340                Money Market Portfolio               1,287.0

                       INSTITUTIONAL FIDUCIARY TRUST (2)           1,434.6        1,250,000



 4150        Franklin Balance Sheet Investment Fund       2,197.1

 4189             Franklin Microcap Value Fund              282.5

 4282            Franklin Small Cap Value Fund              972.2

 4297              Franklin Midcap Value Fund                47.5

 4480             Franklin Large Cap Value Fund             114.2

 11579            Franklin All Cap Value Fund                11.5

                      FRANKLIN VALUE INVESTORS TRUST (6)           3,625.0        2,300,000



 4290                Templeton Income Fund                  803.9

 4398      Templeton Emerging Markets Small Cap Fund         80.3

 4494                 Templeton BRIC Fund                   498.8

 12772          Templeton Frontier Markets Fund               9.7

                   TEMPLETON GLOBAL INVESTMENT TRUST (4)           1,392.8        1,250,000




 4180             Franklin Flex Cap Growth Fund           2,367.9

 4194            Franklin Strategic Income Fund           3,476.7

 4198          Franklin Small-Mid Cap Growth Fund         3,168.9

 4402         Franklin Biotechnology Discovery Fund         291.2

 4403           Franklin Natural Resources Fund             598.4

 4462          Franklin Growth Opportunities Fund           322.1

 4465            Franklin Small Cap Growth Fund             262.8

 12053         Franklin Focused Core Equity Fund              6.2

                           FRANKLIN STRATEGIC SERIES (8)           10,494.1       2,500,000




 4306                 Franklin Growth Fund                2,640.6

 4307               Franklin Utilities Fund               1,910.4

 4308                Franklin Dynatech Fund                 539.2

 4309                 Franklin Income Fund               41,444.8

 4110       Franklin U.S. Government Securities Fund      8,468.5

                            FRANKLIN CUSTODIAN FUNDS (5)           55,003.5       2,500,000



             Franklin Templeton Emerging Market Debt
 4493                   Opportunity Fund                     87.5

 4496           Franklin Global Real Estate Fund             49.6

 4643     Franklin International Small Cap Growth Fund       20.8

 5567            Franklin Large Cap Equity Fund              47.7

 12517         Franklin International Growth Fund             6.7

                               FRANKLIN GLOBAL TRUST (5)           212.3            600,000




 4318     Franklin Massachusetts Tax-Free Income Fund       523.5

 4319        Franklin Michigan Tax-Free Income Fund       1,522.3

 4320       Franklin Minnesota Tax-Free Income Fund         809.3

 4321        Franklin Insured Tax-Free Income Fund        2,197.6

 4322          Franklin Ohio Tax-Free Income Fund         1,454.3

 4323         Franklin Double Tax-Free Income Fund          526.9

 4726        Franklin Arizona Tax-Free Income Fund        1,050.1

 4327        Franklin Colorado Tax-Free Income Fund         588.7

 4328        Franklin Georgia Tax-Free Income Fund          410.3

 4329      Franklin Pennsylvania Tax-Free Income Fund     1,046.5

 4330       Franklin High Yield Tax-Free Income Fund      5,832.0

 4354     Franklin Federal Limited-Term Tax-Free Fund       220.7

 4360        Franklin Missouri Tax-Free Income Fund         842.1

 4361         Franklin Oregon Tax-Free Income Fund          977.6

 4363        Franklin Virginia Tax-Free Income Fund         666.8

 4364        Franklin Alabama Tax-Free Income Fund          272.8

 4365        Franklin Florida Tax-Free Income Fund        1,285.9

 4366      Franklin Connecticut Tax-Free Income Fund        432.3

 4368       Franklin Louisiana Tax-Free Income Fund         332.2

 4369        Franklin Maryland Tax-Free Income Fund         567.5

 4370     Franklin North Carolina Tax-Free Income Fund      968.1

 4371       Franklin New Jersey Tax-Free Income Fund      1,379.9

 4172        Franklin Kentucky Tax-Free Income Fund         169.6

          Franklin Federal Intermediate-Term Tax-Free
 4174                     Income Fund                     1,175.1

                            FRANKLIN TAX-FREE TRUST (24)           25,251.8       2,500,000




 4324   Franklin California Insured Tax-Free Income Fund  2,001.1

 4325      Franklin California Tax-Exempt Money Fund        572.2

         Franklin California Intermediate-Term Tax-Free
 4152                     Income Fund                       576.3

                  FRANKLIN CALIFORNIA TAX-FREE TRUST (3)           3,149.7        2,100,000




 4331       Franklin New York Tax-Exempt Money Fund          65.4

          Franklin New York Intermediate-Term Tax-Free
 4153                     Income Fund                       399.4

 4181    Franklin New York Insured Tax-Free Income Fund     500.9

                    FRANKLIN NEW YORK TAX-FREE TRUST (3)           965.7          1,000,000


            Franklin Limited Maturity US Government
 4336                   Securities Fund                     399.8

 4337         Franklin Convertible Securities Fund          653.7

         Franklin Adjustable U.S. Government Securities
 4338                         Fund                        1,456.2

 4339             Franklin Equity Income Fund               570.3

 4460              Franklin Total Return Fund             1,825.3

 4489       Franklin Floating Rate Daily Access Fund      1,264.8

 4586                Franklin Balanced Fund                  79.5

 4990              Franklin Real Return Fund                350.8

 4991       Franklin Low Duration Total Return Fund         108.1

                 FRANKLIN INVESTORS SECURITIES TRUST (9)           6,708.5        2,500,000



 4191       Templeton Foreign Smaller Companies Fund        122.4

 2800           Templeton Global Long-Short Fund             61.0

 12054             Franklin India Growth Fund                54.2

              FRANKLIN TEMPLETON INTERNATIONAL TRUST (3)           237.6            600,000



         Franklin California High Yield Municipal Bond
 4175                         Fund                        1,206.9

 4220        Franklin Tennessee Municipal Bond Fund         227.5

                 FRANKLIN MUNICIPAL SECURITIES TRUST (2)           1,434.4        1,250,000





  155        Templeton Global Asset Allocation Fund          82.7

  381     Templeton Developing Markets Securities Fund      607.9

  523           Templeton Foreign Securities Fund         2,332.9

 4410       Franklin Flex Cap Growth Securities Fund        343.2

 4411       Franklin Large Cap Value Securities Fund         33.2

 4822      Franklin Growth and Income Securities Fund       284.0

 4824     Franklin Global Real Estate Securities Fund       317.2

 4826         Franklin High Income Securities Fund          206.9

 4827        Templeton Global Bond Securities Fund        1,345.8

 4829           Franklin Income Securities Fund           6,124.6

 4830            Franklin U.S. Government Fund              668.9

 4834           Franklin Zero Coupon Fund - 2010            132.9

 4836      Franklin Rising Dividends Securities Fund      1,342.1

 4840           Templeton Growth Securities Fund          2,012.9

 4842    Franklin Small-Mid Cap Growth Securities Fund      752.9

 4843      Franklin Large Cap Growth Securities Fund        387.7

 4845        Mutual Global Discovery Securities Fund      1,305.3

 4846             Mutual Shares Securities Fund           3,909.2

 4848       Franklin Small Cap Value Securities Fund        854.0

 4884      Franklin Strategic Income Securities Fund      1,206.0

             Franklin Templeton VIP Founding Funds
 11536                  Allocation Fund                      13.1

 13449        Mutual International Securities Fund            2.0

          FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS
                                              TRUST (22)           24,265.6       2,500,000






         INDIVIDUAL FUNDS THAT ARE NOT PART OF A MULTI
                          SERIES TRUST




  30        Templeton Global Smaller Companies Fund         746.7     746.7          900,000

  105              Templeton Growth Fund Inc             16,301.9  16,301.9        2,500,000

  111           Templeton Emerging Markets Fund             254.2     254.2          750,000

  146             Templeton Global Income Fund            1,122.8   1,122.8        1,250,000

  201         Templeton Global Opportunities Trust          759.7     759.7        1,000,000

  337     Templeton Russia and East European Fund, Inc       65.2      65.2          400,000

  505          Templeton Developing Markets Trust         2,397.8   2,397.8        1,700,000

  555        Templeton Emerging Markets Income Fund         606.1     606.1          900,000

  581              Templeton Dragon Fund, Inc               969.0     969.0        1,000,000

 4002               Franklin Universal Trust                178.2     178.2          600,000

                 Franklin Floating Rate Master Trust -
 4021             Franklin Floating Rate Master Series        0.1       0.1           75,000

 4157        Franklin Strategic Mortgage Portfolio          102.2     102.2          525,000

 4184              The Money Market Portfolio                (2.3)     (2.3)               0

            Franklin Real Estate Securities Trust -
 4192         Franklin Real Estate Securities Fund          170.7     170.7          600,000

           Franklin Templeton Global Trust - Franklin
 4212             Templeton Hard Currency Fund              444.3     444.3          750,000

 4301        Franklin Gold And Precious Metals Fund       1,710.4   1,710.4        1,500,000

           Franklin High Income Trust - Franklin High
 4305                     Income Fund                     2,501.5   2,501.5        1,900,000

 4311                 Franklin Money Fund                 2,554.3   2,554.3        1,900,000

 4312       Franklin California Tax-Free Income Fund     13,203.7  13,203.7        2,500,000

 4314            Franklin Tax-Exempt Money Fund             159.9     159.9          600,000

 4315        Franklin New York Tax-Free Income Fund       5,614.3   5,614.3        2,500,000

 4316        Franklin Federal Tax-Free Income Fund        9,318.8   9,318.8        2,500,000

            Franklin Managed Trust - Franklin Rising
 4358                    Dividends Fund                   1,692.1   1,692.1        1,500,000

 4447            Franklin Mutual Recovery Fund              175.6     175.6          600,000
           Franklin Templeton Limited Duration Income
 4472                        Trust                          503.9     503.9          900,000

 4473              Templeton China World Fund               733.4     733.4          900,000

 4511         Franklin Templeton Money Fund Trust           460.2     460.2          750,000


                             TOTALS                     265,779.7 265,779.7     64,300,000.0

        AS OF JUNE 30, 2009 A BOND LIMIT OF $65 MILLION IS RESERVED FOR THE SEC FUNDS








                   AMENDED AND RESTATED ALLOCATION AGREEMENT

This Amended and Restated Allocation Agreement ("Agreement") is made as of the 1st day of October, 2009, by and among the funds listed on Schedule A of this Agreement (hereafter collectively referred to as the "Funds") and the non-funds described on Schedule B of this Agreement (hereafter collectively referred to as the "Non-Funds"). The Funds and Non-Funds are hereafter collectively referred to as the "Insured."

This Agreement is entered into under the following circumstances:

A. Section 17(g) of the Investment Company Act of 1940 (the "Act") provides that the Securities and Exchange Commission ("SEC") is authorized to require that the officers and employees of registered management investment companies be bonded against larceny and embezzlement, and the SEC has promulgated rules and regulations dealing with this subject ("Rule 17g-1");


B. The Funds and the Non-Funds are named as joint insureds under the terms of certain bonds or policies of insurance which insure against larceny and embezzlement of officers and employees (the "Fidelity Bonds");


C. A majority of those members of the Board of Directors/Trustees of each of the Funds, who are not "interested persons" as defined by Section 2(a)(19) of the Act, have given due consideration to all factors relevant to the form, amount and apportionment of premiums and recoveries on the Fidelity Bonds and each such Board of Directors/Trustees of each Fund has approved the term and amount of the Fidelity Bonds, the portion of the premiums payable by that party, and the manner in which recovery of said Fidelity Bonds, if any, shall be shared by and among the parties hereto as hereinafter set forth; and


D. The Insureds now desire to enter into the agreement required by Rule 17g-1(f) to establish the manner in which payment of premiums and recovery on said Fidelity Bonds, if any, shall be shared.



NOW, THEREFORE, IT IS HEREBY AGREED by and among the parties hereto as follows:

1.    PAYMENT OF PREMIUMS

The premium shall be allocated between the Insured in accordance with the requirements of Rule 17g-1(e). The portion of the premium which is allocated to the Funds shall be divided among the Funds as follows: each Fund shall pay that percentage of each premium when due under the Fidelity Bonds which is derived by a fraction, (i) the denominator of which is the total assets of all of the Funds combined at the time any premium is due; and (ii) the numerator of which is the total assets of each of the Funds individually at the time any premium is due.

2.    ALLOCATION OF RECOVERIES

      (a) If more than one of the parties hereto is damaged in a single loss for which recovery is received under the Fidelity Bonds, each such party shall receive that portion of the recovery which represents the loss sustained by that party, unless the recovery is inadequate fully to indemnify each such party sustaining a loss.


      (b) If the recovery is inadequate fully to indemnify each such party hereto sustaining a loss, the recovery shall be allocated among such parties in the following order:

(i) Each Insured sustaining a loss shall be allocated an amount equal to the lesser of its actual loss or an amount in the proportion that each such Insured's last payment of premium bears to the sum of the last such premium payments of all such Insureds, except that if this allocation would result in any Fund, including those Fund(s) created during the policy term that have paid no premium as provided for in paragraph 4 of this Agreement, receiving less than the minimum amount of recovery under the Fidelity Bonds which would be required to be maintained by such party under a single insured fidelity bond in accordance with the provision of Rule 17g-1(d)(1)
                (determined as of the time of the loss) (the "Single Insured Minimum"), then first from the share allocated to the non-Funds, sufficient monies shall be re-allocated to the Funds to bring the share of each Fund up to the Single Insured Minimum (determined as of the time of the loss).

                The basis of each reallocation from each of the non-Funds sustaining a loss to Funds sustaining a loss shall be the proportion that each such non-Fund's last payment of premium bears to the sum of the last such premium payments of all such non-Funds.

                To the extent this reallocation from non-Funds to Funds is still insufficient to bring the share of each Fund sustaining a loss up to the Single Insured Minimum (determined as of the time of the loss), then second, from the share allocated to Funds sustaining a loss whose allocation exceeds the Single Insured Minimum amount for the Fund, sufficient monies will be reallocated, to the extent possible, to the other Funds sustaining a loss to bring the share of each Fund sustaining a loss up to the Single Insured Minimum (determined as of the time of loss).

                The basis of such reallocation from Funds sustaining a loss to other Funds sustaining a loss shall be the proportion that each such Fund's last payment of premium bears to the last such premium payments of all such Funds.

(ii) The remaining portion of the proceeds shall be allocated to each party sustaining a loss not fully covered by the allocation under subparagraph (i) in the proportion that each such party's last payment of premium bears to the sum of the last such premium payment of all such parties. If such allocation would result in any party sustaining a loss receiving a portion of the recovery in excess of the loss actually sustained by such party, the aggregate of each excess portion shall be allocated among the other parties whose losses would not be fully indemnified in the same proportion that each such party's last payment of premium bears to the sum of the last such premium payments of all parties entitled to receive a share of the excess. Any allocation in excess of a loss actually sustained by any such party shall be reallocated in the same manner.

3.    OBLIGATION TO MAINTAIN MINIMUM COVERAGE

Each of the Funds represents and warrants to each of the other parties hereto that it has determined the amount of its Single Insured Minimum as of the date hereof and that such Single Insured Minimum is included in the coverage of the Fidelity Bonds. Each of the Funds agrees that it will determine, no less often than at the end of each calendar quarter, the Single Insured Minimum which would be required of it if a determination with respect to the adequacy of the coverage were then currently being made. In the event that the total amount of the minimum coverages thus determined exceeds the total amount of coverage of then effective Fidelity Bonds, management of each of the Funds will be notified and will determine whether it is necessary or appropriate to increase the total amount of coverage of the Fidelity Bonds to an amount not less than the total amount of such minimums, or to secure such excess coverage for one or more of the parties hereto, which, when added to the total coverage of the Fidelity Bonds, will equal an amount not less than the total amount of such minimums. Each Fund agrees to pay its fair (taking into account all of the then existing circumstances) portion of the new or additional premium; provided that in the event that a Fund elects to terminate this Agreement (as to itself as a party hereto pursuant to paragraph 5) and its participation in the joint-insured Fidelity Bonds on or prior to the effective date of the new or additional premium, such party shall not pay any portion of the new or additional premium.

4.    NEWLY CREATED FUNDS OR NON-FUNDS

The parties hereto agree that during the policy term any newly created Fund(s) or non-Fund(s) can be added as joint Insured on the Fidelity Bonds and can be added as parties to this Agreement, as then currently amended or restated, in the case of this Agreement, by attaching a revised Schedule A and/or Schedule B, as applicable, to this Agreement that reflects the addition of such newly created Fund(s) or non-Fund(s); provided that such revised Schedule A and/or Schedule B is signed by the proper officers of the Insured that are authorized to execute this Agreement and is dated with the as of date upon which such addition(s) is effective. The newly created Fund(s) or non-Fund(s) that are added as joint Insured on the Fidelity Bonds and to this Agreement, as then currently amended or restated, will not be required to pay any premium during the then current policy term of the Fidelity Bonds, unless, pursuant to paragraph 3 of this Agreement, an increase in the total amount of coverage is required. Each of such newly created Fund(s) or non-Fund(s) that are added as joint Insured agrees to pay its proportionate share of any new or additional premium, as outlined in paragraph 3 to this Agreement, and to be bound by all other terms and conditions of this Agreement.

5.    SUCCESSORS

This Agreement shall apply to the present Fidelity Bond coverage and any renewal or replacement thereof and shall continue until terminated as to any party by such party hereto giving not less than sixty days' notice to the other parties hereto in writing. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and any successor or successors to a party hereto resulting from a change in domicile or form of corporate, trust or similar organization of such party.

6.    AUTHORIZATION TO EXECUTE; COUNTERPARTS

The parties hereby agree that the proper officers of the Insured are authorized to execute this Agreement, and any amendments thereto, on behalf of the parties to this Agreement. This Agreement may be executed in two or more counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.


THE FUNDS LISTED ON SCHEDULE A OF THIS AGREEMENT, AND THE NON-FUNDS DESCRIBED ON SCHEDULE B OF THIS AGREEMENT



By:   /s/ Craig S. Tyle
Name: Craig S. Tyle



                                   SCHEDULE A
                                      FUNDS

Franklin California Tax-Free Income Fund Franklin California Tax-Free Trust Franklin Custodian Funds Franklin Federal Tax-Free Income Fund Franklin Floating Rate Master Trust Franklin Global Trust Franklin Gold and Precious Metals Fund Franklin High Income Trust Franklin Investors Securities Trust Franklin Managed Trust Franklin Money Fund Franklin Municipal Securities Trust Franklin Mutual Recovery Fund Franklin Mutual Series Funds. Franklin New York Tax-Free Income Fund Franklin New York Tax-Free Trust Franklin Real Estate Securities Trust Franklin Strategic Mortgage Portfolio Franklin Strategic Series Franklin Tax-Free Trust Franklin Tax-Exempt Money Fund Franklin Templeton Fund Allocator Series Franklin Templeton Global Trust Franklin Templeton International Trust Franklin Templeton Limited Duration Income Trust Franklin Templeton Money Fund Trust Franklin Templeton Variable Insurance Products Trust Franklin Universal Trust Franklin Value Investors Trust Institutional Fiduciary Trust The Money Market Portfolios Templeton Growth Fund, Inc.
Templeton Funds
Templeton Global Smaller Companies Fund Templeton Income Trust Templeton Developing Markets Trust Templeton Global Opportunities Trust Templeton Institutional Funds Templeton Global Investment Trust Templeton China World Fund Templeton Emerging Markets Fund Templeton Global Income Fund Templeton Emerging Markets Income Fund Templeton Dragon Fund, Inc.
Templeton Russia and East European Fund, Inc.


                                   SCHEDULE B
                                    NON-FUNDS


Franklin Resources, Inc. and its subsidiaries.